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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Medicines Company
(Name of Subject Company)

The Medicines Company
(Name of Person Filing Statement)

Common Stock, $.001 par value per share
(Title of Class of Securities)

584688105
(CUSIP Number of Class of Securities)

Mark Timney
Chief Executive Officer
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
(937) 290-6000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Stephen Rodin Executive Vice President, General Counsel The Medicines Company 8 Sylvan Way Parsippany, New Jersey 07054 (937) 290-6000	Scott A. Barshay Jeffrey D. Marell Justin S. Rosenberg Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is The Medicines Company, a Delaware corporation (the "Company", "we", "us" or "our"). The Company's principal executive offices are located at 8 Sylvan Way, Parsippany, NJ 07054, and its telephone number is (973) 290-6000.

        (b)   Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is all outstanding shares of common stock, par value $0.001 per share (the "Shares") of the Company. As of December 2, 2019, there were:

  •
  83,196,859 Shares issued;

  •
  80,183,716 Shares outstanding, including an aggregate of 235,387 shares of restricted Common Stock granted pursuant to one of the Company stock plans (the "Restricted Shares"), and 3,013,143 Shares held by the Company in its treasury; and

  •
  9,864,818 Shares issuable upon the exercise of options ("Options") granted and outstanding under the Company's Amended and Restated 2004 Stock Incentive Plan and the Company's 2013 Stock Incentive Plan, as amended (the "2013 Plan").

        There are no shares of preferred stock, par value $0.001, outstanding.

Item 2.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. The Company's website address is www.themedicinescompany.com. The information on the Company's website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

  (b)
  Tender Offer.

        This Schedule 14D-9 relates to the tender offer by Medusa Merger Corporation, a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Novartis AG ("Parent"), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the outstanding Shares at a price of $85.00 per Share, net to the seller in cash (such price, the "Offer Price"), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2019 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"). The Offer to Purchase and the Letter of Transmittal are being mailed to the Company's stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the "SEC") on December 5, 2019 by Purchaser and Parent (together with any amendments and supplements thereto, the "Schedule TO").

        The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on January 3, 2020 (the "Offer Expiration Time," unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, "Offer Expiration Time" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 23, 2019 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser. A summary of the material terms of the Merger Agreement is contained in Section 13—"The Merger Agreement; Other Agreements" of the Offer to Purchase. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver of the following conditions, which are described further in Section 14—"Conditions of the Offer" of the Offer to Purchase:

  (i)
  that the number of Shares validly tendered and not withdrawn as of the expiration of the Offer (together with any Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" (as such term is defined in Section 251(h)(6)(f) of the Delaware General Corporation Law, as amended ("DGCL"))), represents at least a majority of the Shares outstanding at the Offer Expiration Time (the "Minimum Tender Condition");

  (ii)
  the absence of any judgment, order, injunction or decree issued by any governmental authority having jurisdiction over any party, and of any applicable law or other legal restraint, injunction or prohibition in effect that makes the consummation of the Offer or the Merger illegal or otherwise prohibited or imposes a Substantial Detriment (as defined in the Merger Agreement);

  (iii)
  the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") applicable to the Transactions (as defined below);

  (iv)
  the absence, since the date of the Merger Agreement, of any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement);

  (v)
  the accuracy of the Company's representations and warranties (subject to customary materiality qualifiers);

  (vi)
  the Company's compliance with and performance in all material respects of all covenants, obligations and agreements it is required to comply with under the Merger Agreement;

  (vii)
  the delivery to Parent and Purchaser by the Company of a certificate signed by an officer of the Company, dated as of the date of the Offer Expiration Time, certifying that that the conditions in (iv), (v) and (vi) above have been satisfied; and

  (viii)
  the Merger Agreement has not been terminated in accordance with its terms.

        The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of all the conditions of the Offer and the Merger Agreement, promptly (and, in any event, no later than the first business day) after the Offer Expiration Time, Purchaser will accept for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Offer Expiration Time (the time of such acceptance, the "Offer Acceptance Time"). As soon as practicable following (but in any event on the same day as) the consummation of the Offer and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the "Surviving Corporation"). Following the consummation of the Merger (the "Effective Time"), the Company will cease to be a publicly traded company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

        The Merger will be governed and effected pursuant to Section 251(h) of the DGCL and will be effected without a vote of the Company stockholders. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) Shares that immediately prior to the Effective Time are owned by the Company, Parent, Purchaser, any other wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company or that are held in the Company's treasury and (ii) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Company stockholder who is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares under the DGCL) will be automatically converted into the right to receive the Offer Price, without interest thereon and subject to any tax withholding. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions."

        The Offer is made only for Shares and is not made for any Options or Restricted Shares (together, the "Company Equity Awards"). The Merger Agreement provides that each Option that is outstanding immediately prior to the consummation of the Offer, whether vested or unvested, will become fully vested and will be canceled as of immediately prior to, and contingent upon, the Effective Time, in exchange for the right to receive an amount in cash equal to the product of (x) the excess (if any) of the Offer Price over the per share exercise price payable in respect of each Share issuable under such Option, multiplied by (y) the number of Shares issuable under such Option. In addition, each Restricted Share that is outstanding immediately prior to the consummation of the Offer will automatically become fully vested as of immediately prior to, and contingent upon, the Effective Time and will generally be treated in the same manner as an outstanding Share. At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, are required to adopt resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards. In addition, pursuant to the Merger Agreement, the Company is required, among other things, to take all reasonable actions to terminate the Company's 2010 Employee Stock Purchase Plan (the "ESPP") prior to the date that the Transactions close and to ensure no new offering period is commenced. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards," which is incorporated by reference herein.

        According to the Offer to Purchase, the principal office address of Purchaser is located at One Health Plaza, East Hanover, NJ 07936 and its telephone number is +1 862 778 8300. According to the Offer to Purchase, the principal office of Parent is located at Lichtstrasse 35, CH-4056 Basel, Switzerland, and its telephone number is +41-61-324-1111.

        For the reasons described below, our Board of Directors unanimously supports the Offer, the Merger and the other Transactions and recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        The foregoing summary and description of the Offer and Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

  Conflicts of Interest

        Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) the Company or any of its affiliates, on the one hand and (ii) (x) any of its executive officers, directors or affiliates, or (y) Parent or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

  (a)
  Arrangements between the Company and its Executive Officers, Directors and Affiliates.

        Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9). As described in more detail below, these interests include:

  •
  the accelerated vesting and payment in respect of Company Equity Awards pursuant to the Merger Agreement;

  •
  the potential receipt of certain payments and benefits under the Severance Agreements (as defined below) upon certain types of terminations of employment following the consummation of the Transactions; and

  •
  the entitlement to indemnification benefits in favor of directors and executive officers of the Company.

        The parties agreed that between signing and closing the Company would use its reasonable best efforts to implement strategies to mitigate potential tax exposure under Sections 280G and 4999 of the Internal Revenue Tax Code. As part of such mitigation strategies, the Company may value non-competition covenants and accelerate amounts otherwise payable in calendar year 2020 into 2019. For further information with respect to the arrangements between the Company and certain executive officers, directors, and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the information under the headings "Information About Our Executive Officer Compensation" and "Compensation of Directors" of the Company's Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 29, 2019, which excerpts are incorporated herein by reference as Exhibits (e)(10).

  Outstanding Shares Held by Directors and Executive Officers

        If our executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as our other stockholders.

        The following table sets forth (i) the number of Shares beneficially owned as of December 2, 2019, by each of our executive officers and directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Options and Restricted Shares) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Mark Timney	30,280	2,573,800
Christopher Visioli	2,280	193,800
Clive Meanwell, MD PhD	245,441	20,862,485
Stephen M. Rodin	19,288	1,639,480
Peter Wijngaard	2,448	208,080
Alexander J. Denner, PhD(1)	4,284,150	364,152,750
Geno J. Germano	3,766	320,110
John C. Kelly	28,485	2,421,225
Paris Panayiotopoulos	10,218	868,530
Sarah J. Schlesinger, MD	3,766	320,110
All of our current directors and executive officers as a group	4,630,122	393,560,370

(1)
Includes 4,202,000 shares held by funds managed by Sarissa Capital Management LP (such funds, the "Sarissa Funds"). Dr. Denner is the Chief Investment Officer of Sarissa Capital Management LP and the managing member of the general partner of the Sarissa Funds. By virtue of the foregoing, Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) the shares that the Sarissa Funds directly beneficially own. In addition, the Sarissa Funds beneficially own $20.0 million principal amount of our 3.50% Convertible Senior Notes due 2024 (the "Convertible 2024 Notes"), which are governed by the terms of an indenture dated as of December 18, 2018, entered into between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee. Pursuant to such indenture, the Convertible 2024 Notes held by the Sarissa Funds are currently convertible at a Conversion Rate of 36.6920 Shares per $1,000 aggregate principal amount (which equals approximately 733,840 Shares). As disclosed in Exhibit 99.4 of the Current Report on Form 8-K, dated as November 25, 2019, filed by the Company, following the consummation of the Offer, the Convertible 2024 Notes will be convertible at a temporarily increased rate that will include a make-whole adjustment. As a result, if the holders of Convertible 2024 Notes, including the Sarissa Funds, convert their Convertible 2024 Notes during a specified period following the consummation of the Offer they may receive a premium on their investment in the Convertible 2024 Notes in excess of the payments they would have otherwise received under the Convertible 2024 Notes had the Transactions not been consummated.

  Treatment of Company Equity Awards

        Options.    Pursuant to the Merger Agreement, each Option outstanding immediately prior to the consummation of the Offer, whether vested or unvested, will become fully vested and will be canceled as of immediately prior to, and contingent upon, the Effective Time (without regard to the exercise price of such Option) in exchange for the right to receive a lump-sum cash payment in the amount of the Option Consideration, if any, less any required withholding taxes, with respect to such Option, provided, however, that if the per share exercise price of any such Option is equal to or less than the Offer Price, such Option shall be canceled and terminated without any cash payment being made in respect thereof. "Option Consideration" means, with respect to any Option, an amount equal to the product of (i) the number of Shares issuable under such Option multiplied by (ii) the excess (if any) of (x) the Offer Price over (y) the exercise price payable in respect of each Share issuable under such Option.

        Restricted Shares.    Pursuant to the Merger Agreement, each Restricted Share outstanding immediately prior to the consummation of the Offer will, automatically and without any required action on the part of its holder, become fully vested as of, and contingent upon, the Effective Time. Each such vested Restricted Share shall be treated as a Share upon the Effective Time.

        At or prior to the consummation of the Offer, the Company, our Board of Directors and the Compensation Committee of our Board of Directors, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Company Equity Awards and the ESPP. Treatment of the ESPP is described in more detail in "—Treatment of Purchase Rights under the ESPP".

        Since October 6, 2019 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Options, or the vesting of Restricted Shares, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Options prior to the consummation of the Offer to the extent that such Options are vested in accordance with their terms.

        The table below sets forth, for each of our executive officers and directors holding Options as of December 2, 2019 (i) the aggregate number of Shares subject to such Options and (ii) the value of cash amounts payable in respect of such Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Offer Price over the respective per-Share exercise prices of the applicable Options by the number of Shares subject to such Options.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Options in Merger ($)
Mark Timney	—	—	1,000,000	64,210,000	64,210,000
Christopher Visioli	73,443	3,961,961	178,684	10,073,836	14,035,797
Clive Meanwell, MD PhD	1,337,944	75,474,601	746,671	40,448,449	115,923,049
Stephen M. Rodin	165,132	8,799,177	188,965	10,446,156	18,662,658
Peter Wijngaard	234,975	12,352,457	305,030	17,018,851	29,371,308
Alexander J. Denner, PhD	54,648	2,741,906	13,410	673,048	3,414,954
Geno J. Germano	9,141	467,471	35,653	1,895,944	2,363,415
John C. Kelly	114,007	3,340,528	8,410	422,098	3,762,626
Paris Panayiotopoulos	17,718	858,668	24,969	984,773	1,843,440
Sarah J. Schlesinger, MD	9,141	467,471	34,793	1,877,648	2,345,119

        The table below sets forth, for each of our executive officers and directors holding Restricted Shares as of December 2, 2019, (i) the aggregate number of Restricted Shares held and (ii) the value of cash amounts payable in respect of such Restricted Shares on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of such Restricted Shares.

Name of Executive Officer or Director	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)
Mark Timney	—	—
Christopher Visioli	4,972	422,620
Clive Meanwell, MD PhD	45,369	3,856,365
Stephen M. Rodin	9,919	843,115
Peter Wijngaard	—	—
Alexander J. Denner, PhD	3,663	311,355
Geno J. Germano	3,663	311,355
John C. Kelly	3,663	311,355
Paris Panayiotopoulos	3,663	311,355
Sarah J. Schlesinger, MD	3,663	311,355

  Treatment of Purchase Rights under the ESPP

        Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permits, through payroll deductions, the purchase of Shares at a price of 85% of the lesser of (i) the closing price of Shares on the first business day of the applicable offering period and (ii) the closing price of Shares on the last business day of the applicable offering period, which shall also be the date on which the purchase right is deemed exercised pursuant to the ESPP. The ESPP is implemented by a series of six-month offering periods, with new offering periods commencing on each March 1 and September 1, or the first business day thereafter, and ending on the last business day of each such six-month offering period, anticipated to be on or around August 31 and February 28, respectively, or such other date as determined by the Compensation Committee of our Board of Directors.

        Pursuant to the Merger Agreement, the Company is required to take all reasonable actions, including adopting any necessary resolution, to (i) terminate the ESPP as of immediately prior to the date that the Transactions close, (ii) ensure that no offering period under the ESPP will commence on or after the date of the Merger Agreement, (iii) if the closing of the Transactions occurs prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement (the "Final Offering"), cause a new exercise date to be set under the ESPP, which date will be ten business days prior to the initial Offer Expiration Time, for the automatic exercise of such options on such date (the "New Exercise Date," and the period commencing September 3, 2019 through the New Exercise Date will be referred to herein as the "Final Purchase Period"), (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Offer Expiration Time will, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to the Merger Agreement), be refunded to such participant as promptly as practicable following the Effective Time (without interest thereon and subject to any tax withholding).

        Therefore, the final purchase of Shares under the Final Offering and Final Purchase Period will occur on the New Exercise Date and, with respect to each participant who has not withdrawn from the ESPP prior to the New Exercise Date, we will apply such participant's accumulated contributions to the purchase of Shares at a per Share purchase price equal to the lower of (i) $39.36 (which is 85% of the closing price of a Share on September 3, 2019, the first business day of the Final Purchase Period) and (ii) 85% of the closing price of a Share on the New Exercise Date. Assuming such New Exercise Date occurred on December 2, 2019, the last practicable date to measure accumulated participant contributions prior to the filing of this Schedule 14D-9, the aggregate cash payments to all executive officers of the Company in connection with the closing of the Merger for Shares purchased pursuant to the ESPP would be $91,460.

  Employment Arrangements

        Each of our executive officers is entitled to certain change in control severance benefits pursuant to a management severance agreement between the Company and each such executive officer, the terms of which are described below (each, a "Severance Agreement" and collectively, the "Severance Agreements"). The Transactions, if and when consummated, will constitute a change in control under the Severance Agreements each of which provides for change-in-control related severance benefits upon certain terminations of employment as described below.

        In the event that an executive officer's employment is terminated by us without "Cause" or the executive officer resigns from employment with "Good Reason" within the one year period following a change in control transaction, then, subject to the executive officer's execution of an irrevocable release of claims in favor of the Company, the executive officer would be entitled to the following severance payments and benefits:

  •
  a cash lump-sum payment equal to one and one-half times (two times for Mr. Timney and Dr. Meanwell) the sum of such executive officer's annual base salary and target annual bonus under our annual cash bonus plan;

  •
  reimbursements for health care premiums under our group health insurance plan (or an equivalent cash payment) for up to 18 months (up to 24 months for Mr. Timney and Dr. Meanwell) post-termination;

  •
  payment of reasonable outplacement assistance for up to 18 months (up to 24 months for Mr. Timney and Dr. Meanwell); and

  •
  outstanding equity awards would fully vest upon such termination of employment.

        In addition, as described in more detail in "—Treatment of Company Equity Awards," all unvested Options and Restricted Shares will vest as of immediately prior to the consummation of the Offer.

        "Good Reason" as defined in the Severance Agreements generally means the Company's taking any of the following actions, which actions shall not have been cured within a 30-day period following written notice by the executive officer: (i) the principal place of the performance of the executive officer's responsibilities is changed to a location outside of a 30-mile radius from the executive officer's principal work location prior to such change; (ii) there is a material reduction in the executive officer's responsibilities without Cause (and for Mr. Timney, a material reduction in his title, authority, duties, or responsibilities without Cause); (iii) there is a material reduction in the executive's annual base salary, unless such reduction is applicable generally to other employees in such executive officer's grade level; (iv) there is a material reduction in the executive officer's benefits, bonus eligibility or equity eligibility, unless such material reduction is also applicable to other employees in the executive officer's grade level; or (v) there is a material breach of the Company's obligations to the executive officer.

        "Cause" as defined in the Severance Agreements generally means the executive officer's (i) conviction of (or the entry of a guilty plea or plea of nolo contendere to) any felony or any crime involving moral turpitude or dishonesty; (ii) participation in a fraud or act of dishonesty against the Company or any of its affiliates (for Mr. Timney, commission of a willful act of fraud or dishonesty against the Company or any of its affiliates); (iii) willful and material breach of the Company's or any of its affiliates' policies (for Mr. Timney, the Company's or its affiliates' written policies); (iv) intentional and material damage to the Company's or any of its affiliates' property; (v) materially unsatisfactory performance of the executive officer's key duties, responsibilities or objectives (for Mr. Timney, other than by reason of his physical or mental illness, incapacity, or disability), unless such unsatisfactory performance is cured within 90 days after written notice; provided, however, that such opportunity to cure shall not be required where, in the Company's determination, such unsatisfactory performance is not capable of cure; or (vi) material breach of the executive officer's confidentiality obligations or duties under the executive's non-disclosure, non-competition or other similar agreement with the Company or any of its affiliates.

        The Severance Agreements also include a contingent cutback provision pursuant to which, in the event any payments or benefits received by the executive officer would be subject to an excise tax under Section 4999 of the Code, the executive officer will receive the greater of (x) such payments reduced by an amount necessary to prevent any portion of the payments from being nondeductible or (y) the full amount of such payments.

        The descriptions above are qualified in their entirety by reference to the Severance Agreements, which are filed as Exhibits (e)(5) through (e)(7) and Exhibit (e)(9) hereto and incorporated herein by reference.

        Assuming that the consummation of the Transactions occurred on December 2, 2019, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of the Severance Agreements (excluding the value of accelerating Company Equity Awards) would equal approximately $7.6 million.

  Golden Parachute Compensation—Quantification of Potential Payments to the Company's Named Executive Officers in Connection with the Transactions

  Background

        This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our "named executive officers" whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2018, filed by the Company April 29, 2019, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

        To the extent that any of our named executive officers' compensation arrangements are described in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Arrangements" of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer's golden parachute compensation as of December 2, 2019, calculated in accordance with the SEC's rules on disclosing golden parachute compensation, assume the following:

  •
  consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

  •
  the change in control was consummated on December 2, 2019, the latest practicable date prior to the filing of this Schedule 14D-9;

  •
  each named executive officer experiences a termination of employment without "Cause" or resigns for "Good Reason" (each, a "qualifying termination of employment") immediately following the change in control; and

  •
  the value of the vesting acceleration of the named executive officers' equity awards is calculated using the cash Offer Price of $85.00 per Share.

        The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Company Equity Awards held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Named Executive Officers
Mark Timney	1,980,000	64,210,000	101,518	66,291,518
Christopher Visioli	787,500	10,496,456	18,000	11,301,956
Clive Meanwell, MD PhD	2,301,800	44,304,814	101,518	46,708,132
Stephen Rodin	978,750	11,289,271	76,139	12,344,161
Christopher Cox	—	—	—	—
William O'Connor	—	—	—	—

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our "named executive officers," who are generally the Chief Executive Officer, the Chief Financial Officer and the three next most highly compensated executive officers. Mr. Cox, our former chief corporate development officer, terminated employment with us on March 15, 2019, and Mr. O'Connor, our former chief financial officer, terminated employment with us on December 31, 2018. All equity awards that are outstanding and held by each of Mr. Cox and Mr. O'Connor are already vested.

(2)
The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of a cash severance payment equal to one and one-half times (two times for Mr. Timney and Dr. Meanwell) the sum of such named executive officer's annual base salary and target annual bonus under our annual cash bonus plan, which severance payment is payable in a lump sum following the date of termination. The cash severance amounts are "double-trigger" (i.e., they are contingent upon a qualifying termination of employment that occurs within one year following the consummation of the Transactions). As a condition of receiving the severance benefits under their respective Severance Agreements, the named executive officers must execute a release of claims.

The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment—Base Salary ($)	Severance Payment—Target Bonus ($)
Named Executive Officers
Mark Timney	1,200,000	780,000
Christopher Visioli	562,500	225,000
Clive Meanwell, MD PhD	1,354,000	947,800
Stephen Rodin	675,000	303,750
(3)
As described in more detail in "—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards" of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a "single-trigger" basis with respect to all unvested Options and Restricted Shares held by such named executive officer as of

  December 2, 2019, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables below and above under "—Treatment of Company Equity Awards." Such unvested Company Equity Awards are valued based on the Offer Price of $85.00 per Share in respect of Shares subject to such Options and Restricted Shares on a pre-tax basis at the Effective Time.

  With respect to Options, this amount represents the value of cash amounts payable in respect of such Options, assuming that none of the performance-vesting options have been forfeited in accordance with their terms, calculated on a pre-tax basis by multiplying (i) the excess of the Offer Price over the respective per Share exercise prices of the Options by (ii) the number of unvested Shares subject to such Options, as set forth in the table below.

Name	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)
Mark Timney	1,000,000	64,210,000
Christopher Visioli	178,684	10,073,836
Clive Meanwell, MD PhD	746,671	40,448,449
Stephen Rodin	188,965	10,446,156

  With respect to Restricted Shares, this amount represents the value of cash amounts payable in respect of such Restricted Shares, calculated on a pre-tax basis by multiplying the Offer Price by the number of unvested Restricted Shares, as set forth in the table below.

Name	Number of Restricted Shares (#)	Cash Consideration for Restricted Shares ($)
Mark Timney	—	—
Christopher Visioli	4,972	422,620
Clive Meanwell, MD PhD	45,369	3,856,365
Stephen Rodin	9,919	843,115
(4)
Under the Severance Agreements, upon a qualifying termination of employment, the Company is required to (i) reimburse each named executive officer for health care premiums under our group health insurance plan (or an equivalent cash payment) for up to 18 months (up to 24 months for Mr. Timney and Dr. Meanwell) post-termination and (ii) pay for reasonable outplacement assistance for up to 18 months (up to 24 months for Mr. Timney and Dr. Meanwell). Such benefits are "double-trigger" and are subject to the same conditions as the cash severance payment described above. The amounts shown above to not include the payment of any accrued rights (including vacation), earned but unpaid annual bonuses or unreimbursed business expenses.

The estimated amount of each component of the perquisites/benefits component of severance is set forth in the table below.

Name	Benefits Continuation ($)	Outplacement ($)
Named Executive Officers
Mark Timney	77,518	24,000
Christopher Visioli	—	18,000
Clive Meanwell, MD PhD	77,518	24,000
Stephen Rodin	58,139	18,000

  Employee Benefits

        Pursuant to the Merger Agreement, from and after the Effective Time, Parent will and will cause the Surviving Corporation to honor all employee benefit plans in effect immediately before the Effective Time that by their terms provide a contractual entitlement to any employee or service provider party to or participating in such arrangements; provided that, except as provided in the terms of such plans or the Merger Agreement, nothing will prevent Parent from amending or terminating any such plan in its discretion following the Effective Time. For a period of one year following the Effective Time, Parent will provide, or will cause to be provided, to each Company employee immediately before the Effective Time (including any of our executive officers) who is employed by the Surviving Corporation or any subsidiary of the Surviving Corporation immediately following the Effective Time (which we refer to as "Continuing Employees") who remains employed, (i) base salary and base wages and short-term cash incentive compensation opportunities that are no less favorable than those in effect for such Continuing Employee as of the execution of the Merger Agreement, (ii) severance payments and severance benefits in accordance with the severance plans and guidelines in effect as of the execution of the Merger Agreement, (iii) health and welfare benefits that are substantially comparable in the aggregate to the health and welfare benefits provided to such Continuing Employee as of the execution of the Merger Agreement, and (iv) other benefits (excluding long-term incentive, equity and equity-based compensation and deferred compensation) that are substantially comparable in the aggregate to the other such benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

        Each Continuing Employee who participates in the annual bonus program in respect of our 2019 fiscal year shall, to the extent not paid prior to the Effective Time, receive a cash bonus in respect of 2019 based on actual performance against 2019 corporate goals as determined by the Compensation Committee with individual performance assessed at 100%; provided that, if the closing of the Merger occurs prior to the end of 2019, the cash bonuses payable to the Continuing Employees shall be prorated based on the number of days elapsed in the 2019 fiscal year through the closing date of the Merger.

        From and after the closing date of the Merger, with respect to Continuing Employees, Parent shall use reasonable best efforts to cause the service of each such Continuing Employee with the Company and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical benefits, subsidized early retirement benefits or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation or any of its affiliates (which we refer to collectively as the "Parent Benefit Plans") in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such employee for such purposes under a comparable Company employee plan immediately prior to the closing date of the Merger and to the extent that such credit would not result in a duplication of benefits.

        From and after the closing date of the Merger, with respect to each Parent Benefit Plan that is an "employee welfare benefit plan," in which any Continuing Employee is or becomes eligible to participate, Parent shall use reasonable best efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company employee plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan.

        Prior to the Effective Time, if requested by Parent at least ten business days prior to the closing of the Transactions, and if permitted by applicable law and the terms of the applicable plan or arrangement, the Company will terminate its 401(k) plan effective immediately prior to the Effective Time. In the event that the Company 401(k) plan is terminated based on such a request from Parent, Parent will cause a tax-qualified defined contribution retirement plan to accept rollover contributions, including loans, of the Continuing Employees' 401(k) account balances with the Company.

  Section 16 Matters

        Prior to the consummation of the Offer, the Company and our Board of Directors are required to take all actions to the extent necessary or as may be reasonably requested by any party to the Merger Agreement to cause the transactions with respect to outstanding Company Equity Awards and any and all dispositions or cancellations of equity securities of the Company (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of the Company) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

  Rule 14d-10(d) Matters

        Prior to the consummation of the Offer, to the extent required, the Compensation Committee of our Board of Directors will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of our Board of Directors in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

  Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their respective affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

        Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

  Director Compensation

        Annual compensation for our non-employee directors is as follows:

        Cash Compensation.    The following table describes the cash compensation for each non-employee director under our compensation program. The cash compensation is payable on a quarterly basis.

Type of Fee	Compensation Program
Annual retainer for each board member	$55,000
Additional annual retainer for non-executive chairman	$10,000
Compensation for each board meeting attended in a year in excess of 10 meetings	$3,000
Additional annual retainer for committee members:
Audit committee chair	$25,000
Other audit committee members	$12,500
Compensation committee chair	$20,000
Other compensation committee members	$10,000
Nominating and corporate governance committee chair	$15,000
Other nominating and corporate governance committee members	$7,500
Compensation for each committee meeting attended in a year in excess of 10 meetings, per committee	$1,500

        For the purposes of the board compensation policy, to determine whether a board member or committee member attended in excess of 10 meetings during the year, the number of meetings attended in person and by telephone are aggregated. In addition, directors are reimbursed for travel (including reimbursement of air transportation costs) and out-of-pocket expenses in connection with their attendance at board meetings and other company matters. Each of our directors is also entitled to indemnification by the company pursuant to individual indemnification agreements between the company and such director.

        Equity Compensation.    Each non-employee director is eligible to receive Options and Restricted Shares under our 2013 Plan. The table below describes the initial and annual equity compensation for each non-employee director and the additional annual equity compensation to our non-executive chairman under our compensation program:

Type of Grant	Equity Awards	Grant Date	Vesting Schedule
Initial equity grant	$320,000 grant value in Options	The date the director is initially elected to the board	Options vest in one installment 36 months after the grant date
Annual equity grant	$255,000 grant value split equally between Options and Restricted Shares	The date of the annual meeting of stockholders	Options and Restricted Shares vest in one installment 12 months after the grant date
Additional annual equity grant to our non-executive chairman	Option to purchase 5,000 Shares	The date of the annual meeting of stockholders	Options vest in one installment 12 months after the grant date

  Director and Officer Indemnification and Insurance

        The Merger Agreement provides that, from and after the Effective Time, Parent will (and will cause the Surviving Corporation to) indemnify, defend and hold harmless, to the fullest extent permitted under applicable law (including advancement of expenses to the fullest extent permitted by applicable law upon receipt of any undertaking required by applicable law), each present and former director and officer of the Company and its subsidiaries and each of their employees who serves as a fiduciary of a Company Stock Plan, as the case may be (in each case, when acting in such capacity) (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, settlements, fines, losses, claims, damages or liabilities (whether civil, criminal, administrative, investigative or other), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the Transactions.

        The Merger Agreement also requires that, prior to the closing of the Merger, the Company will use its reasonable best efforts to purchase a "tail" or "runoff" officers' and directors' liability insurance policy (a "Tail Policy") in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Party. The Merger Agreement requires that the terms with respect to coverage, deductibles and amounts of the Tail Policy are no less favorable than those of such policy in effect on the date of the Merger Agreement for the six year period following the closing of the Merger and at a price not to exceed 350% of the amount per annum the Company paid or required to be paid for a 12-month period under the Current Policy (the "Current Premium"). If the Company or, pursuant to the immediately following sentence, Parent obtains a prepaid Tail Policy in accordance with the Merger Agreement, the Surviving Corporation will , and Parent will, and will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term and will continue to honor the obligations thereunder. If the Company fails to purchase such Tail Policy prior to the closing of the Merger, then either (i) Parent may purchase such Tail Policy on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain an officers' and directors' liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering the Indemnified Parties on terms with respect to each of coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement for a period of six years after the Effective Time (provided that neither Parent nor the Surviving Corporation is required to pay annual premiums in excess of 350% of the Current Premium, and if such premiums would at any time exceed 350% of the Current Premium, Parent or the Surviving Corporation are required to maintain such insurance policies described in the Merger Agreement that provide the maximum coverage available at an annual premium equal to 350% of the Current Premium).

        In addition, the Merger Agreement requires Parent, from and after the Effective Time, to cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company and its subsidiaries pursuant to (i) each indemnification agreement that has been made available to Parent and is in effect between the Company or any of its subsidiaries and any individual who, at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Company subsidiary; and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws or other similar organizational or governance documents of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement. In addition, from the Effective Time through the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain, and Parent will cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are set forth in the certificate of incorporation and bylaws or other similar organizational or governance documents of the Company as in effect on the date of the Merger Agreement.

  (b)
  Arrangements with Purchaser and Parent and their Affiliates.

  Merger Agreement

        On November 23, 2019, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13—"The Merger Agreement; Other Agreements" and the description of the conditions of the Offer contained in

Section 14—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2019 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by the Company, are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company's public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Transactions, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company's other public filings.

  Confidentiality Agreement

        The Company and Novartis Pharmaceuticals Corporation, a wholly owned subsidiary of Parent ("Novartis Pharmaceuticals"), entered into a confidentiality agreement dated as of August 21, 2019, as amended on October 10, 2019 (the "Confidentiality Agreement"). As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), Novartis Pharmaceuticals agreed, subject to certain exceptions, that, during the term of the Confidentiality Agreement, it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating and potentially negotiating and implementing a possible transaction between the parties. The Confidentiality Agreement contains standstill provisions with a term of 12 months that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into an agreement governing a fundamental transaction with a third party. The Confidentiality Agreement expires on August 21, 2020. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which the Company has filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  (i)
  Recommendation of the Board of Directors

        On November 22, 2019, our Board of Directors unanimously (i) declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company and the Company's stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 5.10 of the Merger Agreement, resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable, will not apply to the Company with respect to or as a result of the Merger Agreement or the Transactions and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer. Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that stockholders tender their Shares to Purchaser pursuant to the Offer. See "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" of this Schedule 14D-9.

  (ii)
  Background of the Offer and Merger

        In the ordinary course of business, the Board of Directors, with the assistance of the Company's senior management team and the Company's advisors, regularly reviews and evaluates different strategies for improving the Company's near-term and long-term operational prospects and competitive position and enhancing stockholder value. As part of these discussions, the Board of Directors has, from time to time, considered various strategic alternatives in pursuing its business plan, including acquisitions, mergers, divestitures, joint ventures, strategic collaborations, various licensing arrangements and business combinations, such as a sale of the Company.

        On June 10, 2018, the Company's then Chief Executive Officer, Clive Meanwell, MD PhD contacted a representative of a global pharmaceutical company ("Party A") with a respect to a potential strategic collaboration between the Company and Party A.

        During the month of June 2018, representatives of the Company and representatives of Party A held preliminary discussions regarding various strategic collaborations between the two companies.

        On June 14, 2018, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management in attendance. During the course of the meeting, Dr. Meanwell provided an overview of, and the directors discussed, the recent preliminary discussions between the Company and Party A. On June 20, 2018, the Company entered into a confidentiality agreement with Party A that included customary standstill provisions for a period of eighteen months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company.

        From June 21, 2018 through August 2018, representatives of Party A conducted due diligence with respect to the Company and the Company provided documentation and materials to Party A in connection with its due diligence efforts.

        On September 6, 2018, representatives of Party A communicated to Dr. Meanwell that Party A was no longer interested in pursuing a strategic transaction with the Company.

        On September 18, 2018, the Board of Directors held a regularly scheduled in person meeting with certain members of the Company's senior management in attendance. At that meeting, members of the Company's senior management informed the Board of Directors that Party A was no longer pursuing a strategic transaction with the Company.

        On December 11, 2018, the Company announced that the Board of Directors had appointed Mark Timney as the Company's new Chief Executive Officer, effective immediately. On the same date, Dr. Meanwell was appointed as the Company's Chief Innovation Officer.

        On December 24, 2018, Mr. Timney, as part of his regular dialogue with industry participants, had a teleconference with a representative of a global pharmaceutical company ("Party B") during which the representative of Party B expressed an interest in inclisiran and potentially pursuing a strategic transaction with the Company.

        On January 10, 2019, Mr. Timney and other representatives of the Company's senior management had a teleconference with representatives of Party B to provide a high-level overview of inclisiran.

        In January 2019, Mr. Timney, as part of his regular dialogue with industry participants, contacted Paul Hudson, the then-CEO of Parent's Pharmaceuticals division, to discuss Parent's potential interest in a partnership with the Company relating to inclisiran. Mr. Hudson indicated to Mr. Timney that Parent was not interested in pursuing such a transaction with the Company at such time.

        On February 12, 2019, the Company entered into a confidentiality agreement with Party B that included customary standstill provisions for a period of twelve months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company.

        On February 15, 2019, representatives of Party B presented Mr. Timney with a preliminary proposal for a global commercial partnership between Party B and the Company pursuant to which, among other things, Party B would lead the commercialization of inclisiran world-wide, the Company would be entitled to certain milestone payments and the Company and Party B would equally split global profits and losses related to inclisiran (such proposal, the "Party B Proposal").

        On February 26, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and a representative from Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul, Weiss"), legal counsel to the Company, in attendance. During the course of the meeting, the Board of Directors discussed the Party B Proposal and determined that the terms of this proposal were not in the best interests of the Company's stockholders and therefore determined not to pursue the Party B Proposal. Following this meeting, Mr. Timney informed a representative of Party B that the Board of Directors has decided not to pursue the Party B Proposal.

        On May 18, 2019, the Company announced positive results for its ORION-3 study open-label extension study of the Phase 2 ORION-1 trial to assess the efficacy, safety and tolerability of long-term dosing of inclisiran, which results were presented that day at the National Lipid Association ("NLA") Scientific Sessions in Miami, Florida. Mr. Timney sent Mr. Hudson an email on May 20, 2019, with the data from the ORION-3 study open-label extension study that had been presented at the NLA Scientific Sessions.

        Also on May 20, 2019, Mr. Timney, as part of his regular engagement with industry participants, sent an e-mail to a representative of a global pharmaceutical company ("Party C") with respect to the ORION-3 study results.

        On May 29, 2019, Neil Johnston, Parent's Global Head of Business Development & Licensing, responded by e-mail to Mr. Timney's e-mail of May 20, 2019 in which he expressed Parent's interest in engaging in further discussions with the Company regarding potential partnering activities relating to inclisiran. In his e-mail, Mr. Johnston introduced Alette Verbeek, Global Head of Business Development & Licensing, Cardiovascular, Renal & Metabolic at Parent, to Mr. Timney. Mr. Timney did not respond to the email.

        On June 4, 2019, Mr. Timney engaged in e-mail correspondence with a representative of Party C in which the parties expressed mutual interest in engaging in preliminary discussions regarding a potential acquisition of the Company by Party C.

        On June 25, 2019, the Company entered into a confidentiality agreement with Party C that included customary standstill provisions for a period of twelve months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company.

        Throughout June and July 2019, representatives of the Company engaged in preliminary discussions with, and responded to inquiries from, various third parties (including Party A, Party B and Party C) with respect to inclisiran and/or potential strategic transactions or partnerships.

        On August 7, 2019, Ms. Verbeek contacted Mr. Timney to inquire about engaging in discussions regarding inclisiran and Parent's potential interest in partnering activities with the Company, following which Mr. Timney introduced Ms. Verbeek to Mr. Whit Bernard, the Company's Senior Vice President of Commercial Strategy and Business Development.

        On August 12, 2019, Mr. Timney and Ms. Verbeek had a teleconference to discuss Parent's interest in partnering activities for inclisiran and to coordinate a potential path forward with respect to exploring such partnering activities. During this discussion, Mr. Timney and Ms. Verbeek agreed that, before engaging in any further exploratory conversations, Parent and the Company would need to enter into a confidentiality agreement.

        On August 14, 2019, representatives of the Company, including Mr. Timney and Mr. Bernard, held a due diligence review meeting with representatives of Party C.

        On August 20, 2019, representatives of the Company met with representatives of Party B during which representatives of the Company provided representatives of Party B with an update on clinical development of inclisiran and a commercial overview. The parties' representatives discussed the possibility of engaging in further discussions at the European Society of Cardiology's ESC Congress in Paris, France in early September.

        On August 21, 2019, the Company entered into a confidentiality agreement with Parent that included customary standstill provisions for a period of twelve months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company.

        On August 23, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management in attendance. At the meeting, Mr. Timney provided the Board with an update of the Company's recent discussions with potentially interested strategic counterparties, including Parent, Party A, Party B and Party C.

        On August 26, 2019, the Company's and Parent's functional area experts had a teleconference to discuss certain issues with respect to the ORION program and inclisiran, including commercial planning and market access and research matters.

        On August 26, 2019, the Company announced positive topline results from its Phase 3 ORION-11 clinical trial of inclisiran.

        During the period beginning August 31, 2019 through September 4, 2019, while attending the European Society of Cardiology's ESC Congress in Paris, France, Mr. Timney and other members of the Company's management team (1) met with members of Parent's Cardiovascular, Renal & Metabolic and Business Development & Licensing teams to discuss the clinical and commercialization potential of inclisiran and (2) engaged in discussions and meetings with representatives of Party A, Party B, another global pharmaceutical company ("Party D") and an additional global pharmaceutical company ("Party E") regarding inclisiran and potential partnership opportunities and strategic transactions. During the Company's meeting with Party D, a representative of Party D conveyed to Mr. Timney that Party D was preparing an offer to acquire the Company and would be providing Mr. Timney with this proposal within the next two to three weeks. Nevertheless, Party D did not subsequently submit any acquisition proposal to the Company, although Party D indicated that it remained interested in pursuing an acquisition of the Company.

        On September 2, 2019, the Company presented the full study results from its Phase 3 ORION-11 clinical trial of inclisiran at the ESC Congress.

        On September 2, 2019, Mr. Timney met with a representative from Party B to discuss a potential partnership between the parties or a potential acquisition of the Company by Party B.

        On September 3, 2019, representatives of senior management of the Company, including Mr. Timney, met with representatives of Parent, including members of senior management of Parent's Cardiovascular, Renal & Metabolic franchise and Marie-France Tschudin, President of Parent's Pharmaceuticals division, to discuss the ORION-11 study results, commercialization matters with respect to inclisiran and a potential strategic transaction between the parties. Representatives of the Company and representatives of Parent agreed to hold targeted pre-diligence conversations so that Parent could gain a better understanding of the opportunity for a transaction with the Company.

        On September 3, 2019, representatives of the Company and representatives of Party A met to discuss the status of Party A's evaluation of a potential transaction with the Company.

        On September 6, 2019, members of the management teams of the Company, including Mr. Bernard, and Parent, including Claudia Leteneux, Global Patient Access Franchise Head at Parent, and Rod Wooten, Worldwide Franchise Head, Cardio-Renal-Metaboli at Parent, had telephonic discussions regarding commercialization, supply chain and market access matters with respect to inclisiran.

        On September 9, 2019, representatives of Party A informed Mr. Timney and Mr. Bernard that Party A was not interested in pursuing a transaction with the Company.

        On September 9, 2019, the Company entered into a confidentiality agreement with Party E that included customary standstill provisions for a period of twelve months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company.

        On September 13, 2019, Ms. Verbeek sent an email to Mr. Bernard requesting the Company share certain additional scientific details regarding inclisiran in connection with Parent considering making an acquisition proposal to the Company, which the Company provided to Ms. Verbeek and Peter Louwagie, Parent's Deputy Head of M&A.

        On September 16, 2019, Vas Narasimhan, M.D., Chief Executive Officer of Parent, and Nigel Sheail, Global Head of Mergers & Acquisitions and Business Development & Licensing at Parent, had a teleconference with Mr. Timney during which they presented Mr. Timney with a non-binding acquisition proposal, on behalf of Parent, to acquire all of the outstanding Shares at a price of $74.03 per Share in cash. Dr. Narasimhan and Mr. Sheail conveyed to Mr. Timney that such acquisition proposal would be memorialized in a letter to be sent to Mr. Timney following their discussion. Later that day, Mr. Louwagie provided Parent's non-binding acquisition proposal to Mr. Timney, in which it proposed acquiring all of the outstanding Shares at a price of $74.03 per Share in cash subject to, among other things, Parent's completion of due diligence, the approval of Parent's board of directors and the negotiation and execution of a definitive agreement containing terms mutually acceptable to Parent and the Company (such proposal, the "September 16 Proposal").

        Following the receipt of the September 16 Proposal, Mr. Timney provided a copy of the September 16 Proposal to the Board of Directors.

        On September 17, 2019, the Board of Directors held a regularly scheduled in person meeting with certain members of the Company's senior management and a representative from Paul, Weiss in attendance. During the course of the meeting, the Board of Directors held discussions about the September 16 Proposal, including various ways in which the Company could respond to the September 16 Proposal.

        On September 17, 2019, Mr. Timney sent a letter to Parent confirming the Company's receipt of the September 16 Proposal.

        On September 18, 2019, Ms. Tschudin called Mr. Timney to reiterate Parent's interest in acquiring the Company and to request next steps from the Company with respect to a potential transaction.

        On September 18, 2019, representatives of the Company's senior management held telephonic discussions with representatives of Party B to discuss Party B potentially making an acquisition proposal to the Company.

        On September 25, 2019, the Company announced positive topline results for its Phase 3 ORION-9 and ORION-10 studies of inclisiran. On September 26, 2019, Mr. Timney received a congratulatory email from Ms. Tschudin with respect to the study results.

        On September 27, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss in attendance. During the course of the meeting, the Board of Directors discussed the September 16 Proposal as well as the prospects and likelihood of other potential counterparties being interested in engaging in a strategic transaction involving the Company. At the meeting, representatives of Paul, Weiss reviewed with members of the Board of Directors their fiduciary duties under applicable law in connection with the Board of Directors' evaluation of the September 16 Proposal and the potential engagement with other counterparties regarding a strategic transaction involving the Company. The Board of Directors also discussed scheduling a Board of Directors meeting during the week of September 30, 2019 to continue these discussions.

        On October 1, 2019, Mr. Timney received an email from Mr. Sheail requesting an update with respect to a potential transaction.

        On October 2, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss in attendance. During the course of the meeting, the Board of Directors held discussions about a possible sale of the Company. As part of these discussions, Mr. Timney provided an update with respect to any interactions between Mr. Timney and representatives of potential counterparties that had occurred since the previous week's Board of Directors meeting. Following that discussion, representatives of J.P. Morgan Securities LLC ("J.P. Morgan") and Goldman Sachs & Co. LLC ("Goldman Sachs") joined the meeting to discuss certain financial and market information in connection with the Board of Directors' evaluation of a possible sale of the Company. Representatives of J.P. Morgan and Goldman Sachs then left the meeting and the Board of Directors discussed the potential engagement of J.P. Morgan and Goldman Sachs as financial advisors to the Company, based on, among other things, J.P. Morgan's and Goldman Sachs' respective credentials as sophisticated investment banks with substantial knowledge and experience in the biopharmaceutical industry and mergers and acquisitions generally. The Board of Directors also considered the fact that a J.P. Morgan affiliate and Goldman Sachs were counterparties to the capped call transactions that the Company purchased as part of its issuance of convertible senior notes in June 2016 and that the consummation of the Transactions would result in the termination of the capped call options, which would result in the J.P. Morgan affiliate and Goldman Sachs realizing gains on the capped call transactions (for further details regarding the capped call transactions, please see below in this Item 4 under the headings "—Opinions of Financial Advisors—Opinion of Goldman Sachs & Co. LLC—General" and "—Opinions of Financial Advisors—Opinion of J.P. Morgan Securities LLC—Miscellaneous" and Item 5 under the heading "Person/Assets Retained, Employed, Compensated or Used—Capped Call Transactions"). Following that discussion, the Board of Directors determined that each of J.P. Morgan and Goldman Sachs could provide unbiased advice in connection with a potential transaction and approved the engagement of J.P. Morgan and Goldman Sachs.

        On October 4, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss, J.P. Morgan and Goldman Sachs in attendance. During the course of the meeting, the Board of Directors and representatives from Paul, Weiss, J.P. Morgan and Goldman Sachs discussed potential transaction counterparties (including Parent), updates with respect to communications between representatives of the Company and such potential transaction counterparties as well as transaction process and timing considerations with respect to a potential sale of the Company. Based on these discussions, the Board of Directors decided to explore various strategic alternatives, including a sale of the Company to a third party. Following that discussion, the Board of Directors authorized the Company's senior management, with the assistance of Paul, Weiss, J.P. Morgan and Goldman Sachs, to commence a transaction process to potentially sell the Company and authorized Dr. Alexander Denner, Chief Investment Officer of Sarissa Capital and Chairman of the Board of Directors, and Mr. Timney to oversee and coordinate transaction discussions with any potential counterparties, including Parent.

        On October 7, 2019, Mr. Timney called Ms. Tschudin and Mr. Sheail to inform them that there had been other in-bound interest from, and discussions with, third parties with respect to a potential transaction involving the Company and therefore, the Company was going to commence a strategic process and that Parent would be included in that process. Mr. Timney also provided feedback from the Board of Directors with respect to the September 16 Proposal, stating that the Board of Directors did not feel that the September 16 Offer reflected the value of the Company and that the Company would be providing Phase 3 clinical study data with respect to inclisiran that would support the Board of Directors' views on value.

        Commencing on October 7, 2019, at the direction of the Board of Directors, representatives of J.P. Morgan and Goldman Sachs contacted potential counterparties to determine whether such potential counterparties had interest in pursuing a transaction with the Company. As part of this outreach, J.P. Morgan and Goldman Sachs contacted 12 potential counterparties: Parent, Party B, Party C, Party D, Party E, another global pharmaceutical company ("Party F"), an additional global pharmaceutical company ("Party G") and five other global pharmaceutical companies. Parent, Party D, Party E, Party F and Party G expressed an interest in participating in the Company's process while the remaining contacted parties declined to participate. At the direction of the Board of Directors, J.P. Morgan and Goldman Sachs informed Parent, Party D, Party E, Party F and Party G that there would be management presentations scheduled during the last two weeks of October and that J.P. Morgan and Goldman Sachs would send each party a process letter explaining, among other things, the requirements for submitting an indication of interest to the Company.

        During the period beginning October 7, 2019 through October 21, 2019, the Company negotiated and entered into confidentiality agreements with Party D and Party G, each of which included customary standstill provisions for a period of twelve months with a customary "fall away" provision providing that the standstill obligations would terminate in certain circumstances, including upon the Company entering into a binding agreement related to a change of control of the Company. During this same period, the Company negotiated and entered into amendments to existing confidentiality agreements with Parent, Party E and Party F. Each of these confidentiality agreements and amendments included provisions restricting the applicable counterparty from engaging in certain discussions with Alnylam Pharmaceuticals, Inc. ("Alnylam"), the Company's collaboration partner with respect to the commercialization and development of inclisiran, while the applicable party was engaged in discussions with the Company regarding a potential acquisition of the Company.

        On October 15, 2019, at the direction of the Board of Directors, Goldman Sachs and J.P. Morgan delivered to Parent, Party D, Party E, Party F and Party G a process letter requesting such parties submit an indication of interest by November 5, 2019, including a non-binding indication of price and a description of any information such parties required to complete its due diligence review.

        During the weeks of October 14, 2019 and October 21, 2019, certain members of the Company's senior management and representatives from J.P. Morgan and Goldman Sachs held in person meetings with representatives of each of Parent, Party D, Party E, Party F and Party G to provide each potential counterparty with detailed information regarding the Company's business and operations, financial condition and outlook for the development and commercialization of inclisiran.

        On November 5, 2019, representatives of Parent submitted a non-binding written acquisition proposal, in which it proposed acquiring all of the outstanding Shares at a price of $85.00 per Share in cash subject to, among other things, Parent's completion of due diligence and the final approval of Parent's board of directors (such proposal, the "November 5 Proposal"). The November 5 Proposal stated that Parent would be prepared to negotiate definitive documentation with respect to a transaction with the Company within three weeks and that Parent would be willing to shorten that period of time to two weeks if the Company granted Parent a period of exclusivity for that purpose. None of the other parties that had been contacted on behalf of the Company by J.P. Morgan and Goldman Sachs submitted acquisition proposals on November 5, 2019 although both Party D and Party E expressed continuing interest in entering into a strategic transaction with the Company (including an acquisition of the Company) in the future.

        On November 6, 2019, representatives of J.P. Morgan and Goldman Sachs, based on discussions with Dr. Denner, Mr. Timney and representatives of Paul, Weiss, engaged in discussions with certain representatives of Parent to clarify certain terms of the November 5 Proposal. During these discussions, representatives of J.P. Morgan and Goldman Sachs communicated to representatives of Parent that, based on communications they had had with members of the Board of Directors, they believed that if Parent would be willing to increase its offer to $90.00 per Share in cash, the Company would work with Parent to enter into and announce a transaction at the American Heart Association ("AHA") Scientific Sessions on November 18, 2019. Parent indicated that it would increase its offer to $90.00 per Share in cash and would seek to achieve the above timing of announcement if the Company agreed to engage exclusively with Parent regarding a potential transaction. Representatives of J.P. Morgan and Goldman Sachs indicated that they would discuss this request with members of the Board of Directors.

        On November 6, 2019, after discussions with Paul, Weiss and members of the Board of Directors, representatives of J.P. Morgan and Goldman Sachs communicated to representatives of Parent that, subject to the approval of the Board of Directors, Parent's proposed offer of $90.00 per Share in cash was sufficiently compelling for the Company to commit to (i) enter into definitive documentation with Parent, and publicly announce a transaction, by November 18, 2019, and (ii) prioritize negotiations with Parent during that time. Parent promptly communicated its acceptance of this construct and undertook to work with the Company to announce a transaction by November 18, 2019 on the terms outlined above.

        On November 6, 2019, Paul, Weiss delivered an initial draft of the proposed Merger Agreement to Sullivan & Cromwell ("S&C"), counsel to Parent. Paul, Weiss and S&C had a telephonic discussion that evening to discuss certain matters relating to the potential transaction. The Company also provided representatives of Parent, Bank of America, Parent's financial advisor, and S&C with access to a virtual data room later that evening.

        On November 7, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss, J.P. Morgan and Goldman Sachs in attendance. At the meeting, the Board of Directors reviewed the November 5 Proposal and Parent's subsequent increase of its proposed purchase price to $90.00 per Share. As part of these discussions, representatives of J.P. Morgan and Goldman Sachs discussed certain financial analyses with respect to Parent's proposed offer. At the conclusion of the meeting, the Board of Directors approved pursuing a transaction with Parent for $90.00 in cash per Share on the terms described during the meeting and with the goal of entering into definitive documentation, and publicly announcing a transaction, with Parent by November 18, 2019. Representatives of J.P. Morgan and Goldman Sachs promptly communicated the decision of the Board of Directors to representatives of Parent, and the parties confirmed to each other their intention to work together to publicly announce a definitive agreement by November 18, 2019 on the terms outlined above.

        During the period from November 7, 2019 to November 15, 2019, the Company, Parent, Paul, Weiss and S&C negotiated the terms of the Merger Agreement, including the size of the termination fee, the definition of "Company Material Adverse Effect", the circumstances under which the Company could negotiate alternative proposals and accept superior offers, the parties' obligations to obtain required regulatory approvals, conditions to closing, the representations and warranties and the interim operating restrictions.

        On November 8, 2019, Mr. Sheail informed Mr. Timney during a teleconference of Parent's view that certain terms of the License and Collaboration Agreement, dated February 3, 2013, by and between Alnylam and the Company (the "Alnylam License Agreement"), could potentially affect the integration of the Company's business into Parent's (or any other acquirer's) existing global operations following the consummation of an acquisition of the Company, and therefore Parent requested that the Alnylam License Agreement be amended in connection with the Transactions. Mr. Timney discussed this issue with certain members of the Board of Directors and with representatives of Paul, Weiss, J.P. Morgan and Goldman Sachs. After such discussions, Mr. Timney informed Mr. Sheail that the Company had approved approaching Alnylam and seeking its cooperation in connection with a proposed amendment to the Alnylam License Agreement. During the period beginning on November 8, 2019 through November 17, 2019, the Company and Alnylam discussed and negotiated an amendment to the Alnylam License Agreement (the "Alnylam License Amendment"), in consultation with Parent, which made certain clarifying changes to allow Parent to more readily facilitate the integration of the Company into Parent's existing global operations following the consummation of the Transactions. The parties contemplated that the Alnylam License Amendment would be entered into prior to Parent and the Company entering into the Merger Agreement, but that the effectiveness of the Alnylam License Amendment would be contingent upon the closing of the Transactions.

        On November 8, 2019, Paul, Weiss delivered an initial draft of the Company disclosure letter to the Merger Agreement (the "Company Disclosure Letter") to S&C.

        During the period beginning November 10, 2019 through November 17, 2019, the Company held a number of diligence calls with Parent and its representatives on a variety of confirmatory matters, including the Company's human resources, manufacturing, research and development plans, medical and regulatory matters, tax compliance, finance, compliance, intellectual property and general legal matters.

        From November 11 through November 14, 2019, representatives of Parent's senior management attended third party site visits hosted by representatives of the Company at locations in Colorado, California, Italy and India.

        On November 12, 2019, Mr. Timney and Mr. Sheail telephonically discussed certain transaction process matters.

        On November 13, 2019, Mr. Sheail and Mr. Timney had a teleconference regarding the Company's discussions with Alnylam regarding the proposed amendment to the Alnylam License Agreement, as well as Parent's due diligence process and the process to announce a transaction on November 18, 2019.

        On November 14, 2019, Mr. Sheail informed Mr. Timney during a teleconference that Parent had not yet completed its due diligence review and that Parent would need more time to further analyze certain areas of due diligence. Specifically, Mr. Sheail indicated that Parent required additional information in relation to the Company's in-licensed patents and consequently wanted a confirmatory diligence call with the licensor, Alnylam. On November 14, 2019, representatives of the Company and Parent's external IP counsel, Gibson Dunn & Crutcher LLP ("Gibson Dunn"), had a call with representatives of Alnylam, with representatives of Parent participating on an anonymous basis, to discuss certain intellectual property diligence matters. During that call, Alnylam agreed to make available additional documents to Gibson Dunn for review, which were provided between November 14 and 17. Later that day, Mr. Sheail informed Mr. Timney that Parent would need additional time to complete its diligence and would not be ready to announce a transaction on November 18, 2019. Mr. Sheail informed Mr. Timney that the outstanding patent due diligence remained an issue, pending review of the additional information received, and needed to be completed in order for Parent to proceed with the transaction.

        Later that day, Mr. Timney, Dr. Denner, Stephen Rodin, the Company's Executive Vice President and General Counsel, and representatives from J. P. Morgan, Goldman Sachs and Paul, Weiss had a teleconference to discuss Mr. Timney's conversation with Mr. Sheail and agreed that given Mr. Sheail's statement that the outstanding patent due diligence needed to be completed in order to go forward with the transaction, Mr. Timney should have an additional discussion with Mr. Sheail to clarify this outstanding due diligence requirement and timing implications.

        On November 15, 2019, Mr. Timney engaged in a teleconference with Mr. Sheail, during which Mr. Timney requested that Mr. Sheail provide Mr. Timney with a more definitive view with respect to the outstanding patent due diligence. Mr. Sheail informed Mr. Timney that he would call him on November 18, 2019 following Parent's completion of its due diligence review.

        On November 16, 2019, the Company announced detailed results from its Phase 3 ORION-10 clinical study of inclisiran at the AHA Scientific Sessions being held in Philadelphia.

        On November 18, 2019, the Company announced detailed results from its Phase 3 ORION-9 clinical study of inclisiran at the AHA Scientific Sessions.

        On November 18, 2019, Mr. Sheail called Mr. Timney to confirm that Parent had completed its due diligence review of the Company. During that conversation, Mr. Sheail informed Mr. Timney that, based on the conclusions of its due diligence process, Parent was revising its offer price from $90.00 per Share to $85.00 per Share (the "November 18 Proposal"). Mr. Sheail indicated that in light of its due diligence, including with respect to the investment required to launch the product, the "go-to-market model" and the foregoing patent due diligence, Parent's internal models could not justify $85.00 per Share or $90.00 per Share but that Parent would agree to abide by the November 18 Proposal, which he characterized as Parent's best and final offer. Mr. Timney communicated to Mr. Sheail that he would inform the Board of Directors of the November 18 Proposal.

        On November 18, 2019, following Mr. Sheail's and Mr. Timney's telephonic conversation, Dr. Denner, Mr. Timney, Mr. Rodin and representatives from J. P. Morgan, Goldman Sachs and Paul, Weiss had a teleconference to discuss the November 18 Proposal. Following the discussion, representatives of J.P. Morgan and Goldman Sachs spoke with Mr. Sheail by telephone to confirm the details and timing of the November 18 Proposal.

        On November 19, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss, J.P. Morgan and Goldman Sachs in attendance. At the meeting, Mr. Timney provided a summary of his recent discussions with Mr. Sheail and the Board of Directors reviewed the terms of the November 18 Proposal. During the course of the meeting, the Board of Directors discussed alternatives to a transaction with Parent, including the Company continuing to operate as a standalone business and reaching out to other potential counterparties. The Board of Directors also discussed its view of the reasons given by Parent for the revised offer price, including Mr. Sheail's statements regarding Parent's internal models. Following that discussion, the Board of Directors determined to pursue a transaction at Parent's November 18 Proposal and to finalize definitive documentation with respect to such a transaction as soon as possible, taking into consideration the fact that representatives of Parent had informed Mr. Timney that Parent might not be able to convene a meeting of its board of directors to approve the Transactions prior to November 23, 2019.

        Also, on November 19, 2019, representatives of J.P. Morgan and Goldman Sachs called representatives of Parent to convey that the Company would accept the revised offer price of $85.00 per Share and to emphasize the Company's desire to announce the transaction quickly.

        Also, on November 19, 2019, Bloomberg published a news article stating that the Company had been engaging in discussions with Parent with respect to Parent's potential acquisition of the Company.

        During the period from November 19, 2019 to November 22, 2019, Paul, Weiss and S&C continued to negotiate and exchange several drafts of the Merger Agreement, focusing on the size of the termination fee, the definition of "Company Material Adverse Effect", the circumstances under which the Company could negotiate alternative proposals, conditions to closing, and the Company Disclosure Letter.

        On November 22, 2019, the Company entered into an engagement letter with each of J.P. Morgan and Goldman Sachs, pursuant to which each of J.P. Morgan and Goldman Sachs, respectively, would be formally engaged as financial advisor to the Company in connection with the proposed transaction.

        On November 22, 2019, the Board of Directors held a special telephonic meeting with certain members of the Company's senior management and representatives from Paul, Weiss, J.P. Morgan and Goldman Sachs in attendance. At this meeting, a representative from Paul, Weiss reviewed with the Board of Directors the terms of the Merger Agreement.

        Each of J.P. Morgan and Goldman Sachs then reviewed with the Board of Directors their respective financial analysis of the $85.00 per Share cash consideration to be paid in the Transactions to the holders of Shares pursuant to the Merger Agreement. Representatives of each of J.P. Morgan and Goldman Sachs rendered to the Board of Directors each of J.P. Morgan's and Goldman Sachs' oral opinion, respectively. J.P. Morgan's opinion was subsequently confirmed in J.P. Morgan's written opinion dated November 22, 2019 and Goldman Sachs' opinion was subsequently confirmed in Goldman Sachs' written opinion dated November 23, 2019, each to the effect that, as of the date of each such written opinion, and based upon and subject to the factors and assumptions set forth in each such written opinion, the $85.00 in cash per Share amount to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of J.P. Morgan's and Goldman Sachs' opinions, please see below in "—Opinions of Financial Advisors," and Annex I and Annex II of this Schedule 14D-9.

        After further discussing potential reasons for and against the proposed transaction, including the Board of Directors' belief that it had obtained Parent's best and final offer and that it was unlikely that another party would be willing to acquire the Company at a higher price in the foreseeable future (and that the terms of the Merger Agreement would not preclude a third party from offering, and the Board of Directors, subject to certain conditions, from considering, a higher price prior to the consummation of the Offer) and Parent's current proposal as compared to alternatives reasonably available to the Company, including continuing to operate as a standalone business, and the risks associated with such possible alternatives (see below under the heading "—Reasons for Recommendation"), the Board of Directors unanimously adopted resolutions (i) declaring that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approving the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determining to recommend that the Company's stockholders (other than Parent and its Subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) resolving to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the Transactions (including the Offer) and (v) agreeing and authorizing that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

        Following the Board of Directors meeting, on November 22, 2019, Paul, Weiss and S&C finalized the terms of the Merger Agreement and the Company and Alnylam entered into the Alnylam License Amendment.

        During the afternoon of November 23, 2019, following a meeting of Parent's board of directors, the Company, Parent and Purchaser executed and delivered the Merger Agreement.

        During the afternoon of November 24, 2019, Parent and the Company each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $85.00 per Share in cash.

        On December 5, 2019, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.

  (iii)
  Reasons for Recommendation

        Our Board of Directors consulted with senior management of the Company regarding, among other things, the Company's industry, and its business and prospects as an independent company. Our Board of Directors consulted with its financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders pursuant to the Offer and the Merger. Our Board of Directors also consulted with its legal counsel regarding the Board of Directors' legal duties, the terms of the Merger Agreement and related issues. In the course of reaching its unanimous determination, our Board of Directors carefully considered numerous factors, including the following non-exhaustive list of material factors and benefits that weighed positively in favor of its unanimous decision, among others and not necessarily in order of relative importance:

  •
  Premium to Market Price.  Our Board of Directors considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company's industry and general market indices, and the fact that the Offer Price represents a compelling premium to historical market prices of the Shares, including a premium of approximately 45% to the Company's closing share price of $58.65 on November 18, 2019 (the last trading day prior to news reports of a potential transaction between the Company and the Parent) and a premium of approximately 57% premium to the volume weighted average price of the Shares over the one-week period ended November 18, 2019.

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  Cash Tender Offer; Certainty of Value.  Our Board of Directors considered that the Offer Price is all cash and that under the DGCL the second-step merger can be completed immediately following the consummation of the Offer, without a vote of the Company's stockholders, so that the Transactions provide certainty, immediate value and liquidity to our stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company's standalone strategy.

  •
  Best Strategic Alternative for Maximizing Stockholder Value.  Our Board of Directors determined, after a thorough review of strategic alternatives (which included a robust auction process in which 12 potential counterparties were actively solicited and five potential counterparties participated in the due diligence process), and discussions with our management and its financial and legal advisors, that the Offer Price is more favorable to the Company's stockholders in the short term than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company.

  •
  Negotiation Process with the Parent.  Our Board of Directors considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm's-length negotiations with Parent, including the increase in the Offer Price proposed by Parent from the time of its initial indication of interest to the end of the negotiations, and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

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  Fairness Opinions.  Our Board of Directors considered the oral opinions of (i) Goldman Sachs and & Co. LLC ("Goldman Sachs"), subsequently confirmed in Goldman Sachs' written opinion, dated November 23, 2019, and (ii) J.P. Morgan Securities LLC ("J.P. Morgan"), confirmed in J.P. Morgan's written opinion, dated November 22, 2019, that, as of the date of such written opinions, the Offer Price to be paid to the Company's stockholders (other than Parent and Purchaser) pursuant to the Offer and the Merger was fair to such holders, which opinions were based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in each written opinion as more fully described under the section entitled "—Opinions of Financial Advisors" below. The full text of the written opinions of Goldman Sachs and J.P. Morgan and have been included as Annex I and Annex II, respectively, to this Schedule 14D-9 and are incorporated herein by reference.

  •
  Likelihood and Speed of Consummation.  Our Board of Directors considered the likelihood of completion of the Transactions to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

  •
  the conditions to the Offer and the Merger being specific and limited;

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  the size and financial strength of Parent;

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  the likelihood of obtaining required regulatory approvals, and the commitments Parent agreed to in the Merger Agreement regarding regulatory approvals;

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  the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

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  the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Parent's stockholders; and

  •
  the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require Company stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. Our Board of Directors considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company's business would be subject to the potential uncertainty of closing and related disruption.

  •
  The Company's Operating and Financial Condition; Prospects of the Company.  Our Board of Directors considered the Company's business, financial condition and results of operations and concluded that the Offer Price is more favorable to the Company's stockholders in the short term than the potential value that could be expected to be generated were the Company to remain independent and execute on its current business and financial plans. Our Board of Directors considered, among other factors, that its stockholders would continue to be subject to the risks and uncertainties of the Company if it remained independent. These execution risks and uncertainties included risks relating to the successful regulatory approval, further clinical development and commercialization of inclisiran, the Company's only drug candidate. Our Board of Directors also considered that should inclisiran receive regulatory approval, it will require significant capital to realize its full potential, in addition to the capital needed to service our current debt. The Board of Directors also considered other factors potentially impacting the revenues and profitability of biotechnology and pharmaceutical products generally.

  •
  Product Development and Regulatory Risks.  Our Board of Directors considered that the Company is not permitted to market inclisiran in the United States until it receives approval of a new drug application from the FDA, or in any foreign countries until it receives the requisite approval from such countries, and that obtaining approval of a new drug application is an extensive, lengthy, expensive and inherently uncertain process. Although in September 2019, the Company concluded its pivotal Phase 3 LDL-C lowering clinical trials for inclisiran, it cannot be certain that inclisiran will receive regulatory approval. In addition, our Board of Directors considered that further clinical trials can take years to complete, including our cardiovascular outcomes trial, ORION-4, and the outcomes are uncertain. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are and will remain subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations.

  •
  Product Launch and Commercialization Risks and Costs.  Our Board of Directors assessed the significant risks and considerable costs associated with a successful launch and commercialization by the Company of inclisiran that would impact the Company's prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in its business, including, among other things, the costs and risks associated with (i) sales, manufacturing and product release execution, (ii) wholesalers and distributors, (iii) levels of coverage and reimbursement from governments and third-party payors; (iv) marketing and sales strategies and programs; (v) market demand, pricing and governmental reimbursement; (vi) partnerships with third parties, as needed, to provide a viable platform to commercialize the product; (vii) properly scaling our internal organization and infrastructure to accommodate the commercialization of inclisiran; and (viii) other factors beyond the control of the Company with respect to inclisiran.

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  No Financing Condition.  Our Board of Directors considered the absence of any financing condition in the Merger Agreement.

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  Industry and Economy.  Our Board of Directors considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company's industry in particular, in addition to other geopolitical risk considerations.

  •
  Certain Management Projections.  Our Board of Directors considered certain forecasts for the Company prepared by senior management of the Company, which reflected various assumptions of the Company's senior management. For further discussion, see "—Certain Unaudited Prospective Financial Information."

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  Opportunity to Receive Unsolicited Proposals, Change Recommendation or Terminate the Transactions in Order to Accept a Superior Proposal.  Our Board of Directors considered the terms of the Merger Agreement permitting the Company to receive unsolicited proposals, and the other terms and conditions of the Merger Agreement, including:

  •
  that the Company may, subject to certain conditions, furnish, pursuant to entry into an acceptable confidentiality agreement, confidential information with respect to the Company and its subsidiaries and access thereto to third parties making such an unsolicited proposal and participate or engage in negotiations or discussions with such third parties regarding unsolicited proposals that are made prior to the time that the Offer is consummated;

  •
  the provisions of the Merger Agreement allowing our Board of Directors in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $290 million, which amount the directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to other acquisition proposals. Our Board of Directors also recognized that the provisions in the Merger Agreement relating to this fee were insisted on by Parent as a condition to entering into the Merger Agreement; and

  •
  its ability under the Merger Agreement to withdraw or modify its recommendation that the Company's stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior proposal or an event, circumstance, change, development, occurrence or fact occurring or arising after the date of the Merger Agreement that was not known to or reasonably foreseeable by our Board of Directors as of the date of the Merger Agreement (or, if known, the magnitude or consequences of which were not known or reasonably foreseeable by the Board of Directors as of the date of the Merger Agreement).

  •
  Other Terms of the Merger Agreement.  Our Board of Directors considered other terms of the Merger Agreement, as more fully described in Section 13—"The Merger Agreement; Other Agreements" of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board of Directors considered important included:

  •
  Termination Date.    The termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to obtain required regulatory approvals and to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

  •
  Regulatory Approvals.    The Merger Agreement requires Parent to use, subject to certain limitations, its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all necessary orders, consents and approvals from governmental authorities, obtain the expiry or early termination of any applicable waiting periods and make all necessary registrations and filings with and take all steps as may be reasonably necessary to obtain an approval or waiver from, or avoid a proceeding by, any governmental authorities.

    •
    Extension of the Offer.    Purchaser's obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions. However, Parent and Purchaser are required to extend the Offer beyond the initial Offer Expiration Time if, at any otherwise scheduled Offer Expiration Time (as such terms are defined in Section 12—"Purpose of the Offer and Plans for The Medicines Company; Summary of the Merger Agreement and Certain Other Agreements" in the Offer to Purchase), any condition has not been satisfied or waived, for one or more consecutive increments of not more than five business days each (but not beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the End Date).

    •
    Appraisal Rights.    Our Board of Directors considered the availability of statutory appraisal rights to the Company's stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures for demanding appraisal under the DGCL.

        Our Board of Directors also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions and recommend that stockholders tender their Shares pursuant to the Offer, including the following, which are not necessarily listed in order of relative importance:

  •
  the fact that the Company would no longer exist as an independent, publicly traded company, and the Company's stockholders would no longer have the opportunity to participate in any potential future earnings or growth of the Company or benefit from the successful execution of the Company's current strategy as a public company;

  •
  the fact that the Merger Agreement precludes the Company from soliciting alternative transaction proposals and restricts the Company's ability to engage in discussions regarding unsolicited alternative transaction proposals unless, subject to certain terms and conditions in the Merger Agreement, the Board of Directors determines, in good faith, after consultation with outside legal counsel and its financial advisors that a proposal constitutes or would be reasonably likely to constitute a superior proposal to the Transactions;

  •
  the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $290 million, including if the Company terminates the Merger Agreement to accept a superior proposal or the Board of Directors changes its recommendation;

  •
  the potential risk of diverting management attention and resources from the operation of the Company's business and towards completion of the Offer and consummation of the Merger;

  •
  the risk of incurring substantial expenses related to the Offer and the Merger;

  •
  the risk that all conditions to the parties' obligations to complete the Offer and the Merger are not satisfied, and as a result, the Merger is not completed;

  •
  the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company's employees, customers and key relationships, which may impair the Company's ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

  •
  the possibility that another party might have been willing to pay a higher purchase price for the Company than the Offer Price;

  •
  the possibility that, although the Offer and the Merger provide the Company's stockholders the opportunity to realize a premium to the price at which the Shares traded prior to the public announcement of the Transactions, the price of the Shares might have increased in the future to a price greater than the Offer Price;

  •
  the potential conflict of interest created by the fact that the Company's executive officers and directors have financial interests in the Offer and the Merger that may be different from, or in addition to, those of other stockholders, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates."

  •
  the fact that the gain realized by the Company's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

  •
  the restrictions in the Merger Agreement on the conduct of the Company's business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger;

  •
  the potential effect of the public announcement of the Merger Agreement, including effects on the Company's development of inclisiran, revenues, customers, employees, collaboration partners, operating results and share price and the Company's ability to attract and retain key management and personnel; and

  •
  the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

        Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger. Our Board of Directors collectively reached the unanimous conclusion to declare advisable and in the best interests of the Company and its stockholders the Merger Agreement and the Transactions and to approve the Merger Agreement and the Transactions in light of these various factors.

        The foregoing discussion of our Board of Directors' reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of reasons considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different reasons.

        The foregoing description of the consideration by our Board of Directors of the reasons supporting the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement and its recommendation that stockholders tender their Shares pursuant to the Offer is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Cautionary Note Regarding Forward-Looking Statements."

  (iv)
  Certain Unaudited Prospective Financial Information

        The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of projections and their underlying assumptions and estimates. The Company avoids making public projections for extended periods due to, among other things, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.

        In connection with its evaluation of the Merger and the other Transactions, however, the Company's senior management prepared certain financial projections regarding the Company's anticipated future operations as a standalone company for the fiscal years ended December 31, 2019 through 2040 (the "Management Projections"), based on assumptions that the Company's senior management believed to be reasonable at the time and common in the industry for assessing risks associated with development and commercialization. The Company has not updated such projections and does not intend to do so.

        The Management Projections were provided to Goldman Sachs and J.P. Morgan solely in connection with the rendering of their fairness opinions to our Board of Directors and performing their related financial analysis, as described above under the heading "—Opinions of Financial Advisors."

        A summary of the Management Projections is set forth below:

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
	(in $ millions)
Total Revenue	$0	$495	$321	$554	$875	$1,598	$1,725	$2,321	$2,916	$3,537	$4,135	$4,811	$5,175	$5,590	$5,950	$6,250	$6,491	$3,246	$1,623	$811	$406	$203
EBIT(1)	$(236)	$(400)	$(178)	$(87)	$130	$422	$783	$1,094	$1,405	$1,735	$2,052	$2,386	$2,674	$2,900	$3,096	$3,262	$4,230	$2,139	$1,088	$562	$289	$145
EBITDA(2)	$(236)	$(400)	$(173)	$(76)	$140	$432	$793	$1,104	$1,416	$1,746	$2,063	$2,396	$2,685	$2,910	$3,107	$3,272	$4,241	$2,139	$1,088	$562	$289	$145
Unlevered Free Cash Flow(3)	$(229)	$73	$(352)	$(179)	$156	$684	$659	$945	$1,217	$1,548	$1,752	$2,124	$2,293	$2,567	$2,619	$2,787	$3,706	$1,926	$976	$503	$257	$132
Net Operating Loss Free Cash Flow Benefit(4)	$0	$21	$0	$0	$48	$220	$1	$1	$1	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

(1)
EBIT represents earnings before interest expense and income taxes. It excludes significant items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure, as well as royalties.

(2)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. It excludes significant items of a non-recurring and/or non-operational nature, as well as royalties. EBITDA is a non-GAAP financial measure.

(3)
Unlevered free cash flow represents net operating profit after tax (assuming a tax rate of 25% for the periods presented) plus amortization related to milestones, plus milestones from divested products and representing cash inflows, less milestones payable and representing cash outflows, less change in inventory and change in other Net Working Capital. Unlevered free cash flow is a non-GAAP financial measure.

(4)
Represents the expected utilization by the Company of certain net operating loss carryforwards of the Company.

  Important information relating to the Management Projections

        The summary of the Management Projections is included in this Schedule 14D-9 solely to give the Company's stockholders access to certain financial projections that were made available to our Board of Directors, Goldman Sachs and J.P. Morgan in connection with the rendering of their fairness opinions. It is not being included in this Schedule 14D-9 to influence a Company stockholder's decision whether to tender Shares in the Offer or for any other purpose. The Management Projections may differ from published analyst estimates and forecasts. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or considers the Management Projections to be necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company's stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the Management Projections or can give any assurance that actual results will not differ from the Management Projections. The Company did not provide the Management Projections to Parent or Purchaser and has made no representation to Parent or Purchaser in the Merger Agreement or otherwise concerning the Management Projections.

        The Management Projections summarized above have not been updated to reflect senior management's current views of the Company or the Company's future financial performance and should not be treated as guidance with respect to projected results for 2019 or any other period. The Company does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law.

        The Management Projections were prepared by senior management for internal use, and were not prepared with a view toward public disclosure. Accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or generally accepted accounting principles ("GAAP"). Neither the Company's independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Management Projections or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information set forth above are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the Management Projections to GAAP measures was created or used in connection with the Transactions.

        Modeling and forecasting the future commercialization of products in clinical stages are a highly speculative endeavor. In addition, the Management Projections reflect assumptions as to certain business decisions that are subject to change. The Management Projections, while presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and necessarily involve judgments with respect to, among other things, specific patient subpopulations, access and payor mix, gross-to-net revenue ratio, adherence rates, abandonment rates, payor rejection rates, pricing, regulatory approvals and product launch timelines, estimated costs and expenses, competition, timing and extent of physician demand, and future economic, competitive and regulatory conditions, all of which are difficult or impossible to predict and many of which are beyond the Company's control. The Management Projections also assumed that the Company retained 100% of its rights to inclisiran in the United States with ex U.S. rights assumed to be out-licensed for upfront and milestone payments as well as royalties on net revenues. The Management Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. In addition, given that the Management Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year.

        Important factors that may affect actual results and result in the Management Projections not being achieved include (a) the ability of the Company to effectively further develop inclisiran; (b) whether the Company will make regulatory submissions for inclisiran on a timely basis; (c) whether its regulatory submissions will receive approvals from regulatory agencies on a timely basis or at all; (d) the Company's ability to fund commercialization of inclisiran; (e) the extent of the commercial success of inclisiran, if approved; (f) the strength, durability and life of the Company's patent protection for inclisiran and whether the Company will be successful in extending exclusivity; (g) the Company's reliance on third-party manufacturers and suppliers to procure bulk drug substance, scale manufacturing and supply inclisiran; and (h) other risk factors described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports. In addition, the Management Projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. The Management Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company's business, competitive environment, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the Management Projections were prepared.

        The Management Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Management Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the Management Projections. There can be no assurance that the financial results in the Management Projections will be realized, or that future actual financial results will not materially vary from those in the Management Projections. The Management Projections are forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, quarterly reports on Form 10-Q, current reports on Form 8-K and subsequent reports. Please refer to the discussion entitled "Forward-Looking Statements" under "Item 8. Additional Information." In light of the foregoing factors and the uncertainties inherent in the Management Projections, the Company's stockholders and investors are cautioned not to place undue, if any, reliance on the Management Projections.

  (v)
  Opinions of Financial Advisors

  Opinion of Goldman Sachs & Co. LLC

        Goldman Sachs rendered its opinion to the Board of Directors of the Company that, as of the date of Goldman Sachs' written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs' written opinion, the $85.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

        The full text of the written opinion of Goldman Sachs, dated November 23, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex I. The summary of Goldman Sachs' opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs' written opinion. Goldman Sachs' advisory services and opinion were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the Merger Agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2018;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

  •
  certain other communications from the Company to its stockholders;

  •
  certain publicly available research analyst reports for the Company; and

  •
  certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs' use by the Company (referred to as the "Forecasts") and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards ("NOLs") of the Company, as approved for Goldman Sachs' use by the Company (referred to as the "NOL Forecasts" and which, together with the Forecasts, are summarized in the section entitled "—Certain Unaudited Prospective Financial Information," beginning on page 34).

        Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

        For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecasts and the NOL Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transactions would be obtained without any adverse effect on the expected benefits of the proposed Transactions in any way meaningful to Goldman Sachs' analysis. Goldman Sachs assumed that the proposed Transactions would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

        Goldman Sachs' opinion did not address the underlying business decision of the Company to engage in the proposed Transactions, or the relative merits of the proposed Transactions as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs' opinion addressed only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $85.00 in cash per Share to be paid to such holders pursuant to the Merger

Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or proposed Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed Transactions, including the fairness of the proposed Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the proposed Transactions, whether relative to the $85.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the proposed Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs' opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs' advisory services and its opinion were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the proposed Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. Goldman Sachs' opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

        The following is a summary of the material financial analyses presented by Goldman Sachs to the Board of Directors of the Company in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 21, 2019, and is not necessarily indicative of current market conditions.

Implied Premia

        Goldman Sachs calculated the premium represented by the $85.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement relative to:

  •
  $58.65, the closing price per Share as of November 18, 2019, the last completed trading day prior to the day a Bloomberg article was published suggesting a possible transaction between the Company and Parent (referred to as the "Unaffected Closing Price");

  •
  $54.02, the volume weighted average price (referred to as "VWAP") of the Shares over the one-week period ended November 18, 2019 (referred to as "One-week VWAP");

  •
  $54.63, the VWAP of the Shares over the one-month period ended November 18, 2019 (referred to as "One-month VWAP");

  •
  $48.78, the VWAP of the Shares over the period since August 23, the last completed trading day prior to the day the Company announced positive topline results of ORION-11 phase 3 study, through November 18, 2019 (referred to as "Orion-11 topline data VWAP");

  •
  $50.70, the VWAP of the Shares over the period since August 30, 2019, the last completed trading day prior to the day the Company presented positive topline results of ORION-11 phase 3 trial at ESC Congress 2019, through November 18, 2019 (referred to as "Orion-11 data at ESC VWAP");

  •
  $52.86, the VWAP of the Shares over the period since September 24, 2019, the last completed trading day prior to the day the Company announced positive topline results of ORION-9 and ORION-10 phase 3 studies, through November 18, 2019 (referred to as "Orion-9/10 topline data VWAP");

  •
  $58.65, the highest closing trading price of the Shares over the 52-week period ended November 18, 2019 (referred to as "52-week high");

  •
  $17.26, the lowest closing trading price of the Shares over the 52-week period ended November 18, 2019 (referred to as "52-week low"); and

  •
  $67.00, the median analyst price target per Share as of November 21, 2019 (referred to as "Median analyst price target").

        The results of these calculations are as follows:

Reference Price Per Share	Implied Premium Represented by the $85.00 Per Share
Unaffected Closing Price of $58.65	44.9%
One-week VWAP of $54.02	57.4%
One-month VWAP of $54.63	55.6%
ORION-11 topline data VWAP of $48.78	74.3%
ORION-11 data at ESC VWAP of $50.70	67.7%
ORION-9/10 topline data VWAP of $52.86	60.8%
52-week high of $58.65	44.9%
52-week low of $17.26	392.5%
Median analyst price target of $67.00	26.9%

Illustrative Discounted Cash Flow Analysis

        Using the Forecasts, Goldman Sachs performed illustrative discounted cash flow analyses of the Company to derive a range of illustrative present values per Share, as of September 30, 2019, taking into account the benefits estimated by the Company management to be derived by the Company from its utilization of the Company's estimated NOLs as reflected in the NOL Forecasts (referred to in this section as the "Company's anticipated NOL benefits").

        Using mid-year convention and discount rates ranging from 9.0% to 11.0%, reflecting estimates of the Company's weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2019, (i) the Company management's estimates of the unlevered free cash flows to be generated by the Company for the period from September 30, 2019 to December 31, 2040, as reflected in the Forecasts, (ii) the benefits estimated by the Company management to be derived by the Company from its utilization of the Company's estimated NOLs as reflected in the NOL Forecasts and (ii) a range of illustrative terminal values for the Company as of December 31, 2040, calculated by applying perpetuity growth rates ranging from –10.0% to 0.0% to the Company management's estimate of the terminal year unlevered free cash flow of the Company, as reflected in the Forecasts. Goldman Sachs derived the foregoing discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the company's target capital structure weightings, the return on cash, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.

        Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived as described above. Goldman Sachs then added to the ranges of illustrative enterprise values it derived for the Company the net cash of the Company as of September 30, 2019, plus the present value of an additional $375 million of cash proceeds estimated by the Company management to be received by the Company from a future equity issuance by the Company (anticipated by the Company management to occur at the end of 2020), as reflected in the Forecasts, to derive ranges of illustrative equity values for the Company. Goldman Sachs then divided the ranges of illustrative equity values it derived for the Company by the sum of the total number of fully diluted Shares outstanding as of November 21, 2019, calculated using treasury stock method and information provided by the Company management, plus the total number of Shares estimated by the Company management to be issued in the anticipated equity issuance, and assuming all convertible notes are settled entirely in Shares, to derive a range of illustrative present values per Share of $70 to $86, rounded to the nearest dollar.

General

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its analyses.

        Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board of Directors of the Company as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date of the opinion, of the $85.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

        The Offer Price of $85.00 in cash per Share was determined through arm's-length negotiations between the Company and Parent and was approved by the Board of Directors of the Company. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the proposed Transactions.

        As described above, Goldman Sachs' opinion to the Board of Directors of the Company was one of many factors taken into consideration by the Board of Directors of the Company in making its determination to approve the proposed Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Board of Directors of the Company and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

        Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed Transactions. Goldman Sachs acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the proposed Transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as joint-book running manager in connection with a public offering of 4,545,455 Shares in June 2019. During the two year period ended November 23, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $5.5 million. Goldman Sachs has also provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in Parent's commercial paper program since December 2010; and as financial advisor to Parent in connection with Parent's sale of its 36.5% stake in a consumer healthcare joint venture in June 2018. During the two year period ended November 23, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent and/or its affiliates of approximately $10.4 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which its Investment Banking Division may receive compensation.

        Substantially concurrently with the issuance of the Company's 2.75% Convertible Senior Notes due 2023 (aggregate principal amount of $402,500,000) (the "Convertible Notes") in June 2016, the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the "Capped Call Transactions") with Goldman Sachs (with respect to 50% of the Capped Call Transactions) and other counterparties each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 8,218,969 Shares, the aggregate number of Shares underlying the Convertible Notes. The Capped Call Transactions may be adjusted and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Offer or the Merger. In particular, under the terms of the Capped Call Transactions, Goldman Sachs and the other counterparties, each acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make one or more adjustments to the cap price of such Capped Call Transactions to reflect the economic effect of the announcement of the Offer on the embedded call options with an exercise price equal to the cap price sold by the Company to Goldman Sachs solely to account for changes in expected volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or such embedded call options. In addition, each of Goldman Sachs and the other counterparties may, acting separately as the calculation agent, the determining party or otherwise as principal under the Capped Call Transactions to which it is a party as principal, determine any adjustments and/or the value owed upon termination or cancellation in respect of such Capped Call Transactions in accordance with their terms and will be required to pay any amounts due to the Company under various circumstances, including in connection with conversion of the Convertible Notes on or following consummation of the Offer. All actions or exercises of judgment by Goldman Sachs, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

        To mitigate the exposure from the Capped Call Transactions, Goldman Sachs held, as of December 2, 2019, among other instruments, a net long position of less than 1% of the outstanding shares of common stock of the Company in connection with respect to the Capped Call Transactions in respect of which it is a counterparty.

        As more fully described below under in Item 5, if the Offer and the Merger are consummated, the holders of the Convertible Notes are expected to convert their Convertible Notes early in accordance with the terms of the Convertible Notes, leading to an early termination of the Capped Call Transactions. Upon termination, Goldman Sachs, acting as calculation agent under the Capped Call Transactions to which it is a counterparty, will calculate an early termination amount in accordance with the terms of the Capped Call Transactions to which it is a party and pay such amount to the Company. Assuming the Offer is consummated and all holders of the Convertible Notes early convert their Convertible Notes, Goldman Sachs estimates as of December 2, 2019 that it would realize a net gain (after taking into account any estimated hedging gains or losses) in connection with the Capped Call Transactions of approximately $19.5 million as a result of the Offer, after giving effect to its hedging activities based on the ordinary hedging practices described above. The amount of any such gain will not be known until the Capped Call Transactions have been exercised, expired or terminated in accordance with their terms, or as otherwise agreed by the parties, and Goldman Sachs has completed all of its unwind activities.

        The Board of Directors of the Company selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Transactions. Pursuant to an engagement letter between the Company and Goldman Sachs dated November 22, 2019, the Company engaged Goldman Sachs to act as its financial advisor in connection with the proposed Transactions. The engagement letter between the Company and Goldman Sachs provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at $37.5 million, all of which is contingent upon consummation of the proposed Transactions. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

  Opinion of J.P. Morgan Securities LLC

        The Company retained J.P. Morgan as one of its financial advisors in connection with the proposed Transactions pursuant to an engagement letter.

        At the meeting of the Board of Directors of the Company on November 22, 2019, J.P. Morgan rendered its oral opinion to the Board of Directors of the Company that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price to be paid to the Company's common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its November 22, 2019 oral opinion by delivering its written opinion to the Board of Directors of the Company, dated November 22, 2019, that, as of such date, the Offer Price to be paid to the Company's common stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the written opinion of J.P. Morgan, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company's stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion was addressed to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and the Merger, was directed only to the consideration to be paid in the Offer and the Merger and did not address any other aspect of the Offer or the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by Company to engage in the proposed Transactions. The issuance of J.P. Morgan's opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Tender Offer or how such stockholder should vote with respect to the Offer and the Merger or any other matter.

        In arriving at its opinion, J.P. Morgan, among other things:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

        In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

        In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger will have the tax consequences described in this Schedule 14D-9 and that the Transactions will be consummated as described in the Merger Agreement and this Schedule 14D-9. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Purchaser in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

        J.P. Morgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan's opinion noted that subsequent developments may affect J.P. Morgan's written opinion dated November 22, 2019, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan's opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the Company's common stockholders in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transactions, or any class of such persons relative to the consideration in the proposed Transactions or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company's common stock will trade at any future time.

        The terms of the Merger Agreement, including the consideration, were determined through arm's length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company's Board of Directors. J.P. Morgan's opinion and financial analyses were only one of the many factors considered by the Company's Board of Directors in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Company's Board of Directors or management with respect to the proposed Transactions or the consideration received by the Company's common stockholders in connection therewith.

        In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Company's Board of Directors on November 22, 2019 and contained in the presentation delivered to the Company's Board of Directors on such date in connection with the rendering of such opinion. The disclosure below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's analyses.

        Discounted Cash Flow Analysis.    J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2019 through 2040 based upon financial projections prepared by the management of the Company through the years ended 2040. J.P. Morgan also calculated a terminal asset value of the Company at the end of the 21-year period ending 2040 by applying a perpetual growth rate of negative 5% of the unlevered free cash flow of the Company during the final year of the 21-year period as directed by the management of the Company (the 21 year period assumes a valuation date of December 31, 2019). The unlevered free cash flows and the terminal asset value were then discounted to present values using a range of discount rates from 10.5% to 12.5% which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the terminal asset value were then adjusted for the Company's estimated 2019 fiscal year-end excess cash, option exercise proceeds, total debt and the impact of certain net operating losses accrued historically by the Company and net operating losses generated over the forecast period as provided by management. Based on the adjusted management projections and a discount rate of 10.5% to 12.5%, the discounted cash flow analysis indicated a range of equity values, rounded to the nearest $0.25, of between $63.50 and $76.75 per Share, which J.P. Morgan compared to the value of the Offer Price of $85.00 per Share.

        Other Information.    J.P. Morgan also reviewed the Company's 52 week historical trading and analyst price targets, which ranged from $17.26-$58.65 and $49.00-$100.00, respectively. J.P. Morgan noted that historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

        Miscellaneous.    The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from the analysis described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

        Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

        As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions and deliver an opinion to the Company's Board of Directors with respect to the Offer and the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

        For financial advisory services rendered in connection with the Transactions (including the delivery of its opinion), the Company will pay J.P. Morgan a fee of $37.5 million, of which $2 million became payable upon delivery by J.P. Morgan of its opinion and the remainder of which is payable upon the closing of the Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement. During the two years preceding the date of J.P. Morgan's opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and Parent for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company's offering of equity securities which closed in June 2019, sole bookrunner on the Company's offering of debt securities which closed in December 2018, financial advisor to the Company on the sale of its Infectious Disease portfolio which closed in January 2018, and joint lead arranger and bookrunner on Parent's revolving credit facilities which closed in September 2019. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. During the two year period preceding delivery of its opinion ending on November 22, 2019 the aggregate fees received by J.P. Morgan from the Company were $13.3 million and from Parent were $10.8 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

        In connection with the issuance of the Convertible Notes in June 2016, the Company purchased certain capped call options with respect to the Company's Shares from an affiliate of J.P. Morgan, pursuant to certain capped call transactions (the "Capped Call Transactions"). Such J.P. Morgan affiliate entered into such Capped Call Transactions as principal for its own account and not as an advisor to the Company. Pursuant to the terms of the Capped Call Transactions, upon the occurrence of certain transactions or events involving the Company, including the announcement or consummation of the Offer or the Merger, the terms of the Capped Call Transactions may be adjusted, and/or the Capped Call Transactions may be terminated, in whole or in part. In connection with the Capped Call Transactions, such J.P. Morgan affiliate may make a cash payment to the Company which is expected to result in an economic gain to such affiliate.

  (vi)
  Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. However, there is no requirement in the Merger Agreement or any other agreement that requires them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

Goldman Sachs

        Pursuant to an engagement letter between the Company and Goldman Sachs dated November 22, 2019, the Company engaged Goldman Sachs to act as its financial advisor in connection with the proposed Transactions. The engagement letter between the Company and Goldman Sachs provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at $37.5 million, all of which is contingent upon consummation of the proposed Transactions. In addition, the Company agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

J.P. Morgan

        Pursuant to an engagement letter, the Company retained J.P. Morgan to act as its financial advisor in connection with a possible (i) acquisition by a purchaser of a majority of the capital stock of the Company or its subsidiaries or affiliates (collectively, the "Company Group"), by way of tender or exchange offer, scheme of arrangement, merger, consolidation or other business combination, negotiated purchase or any other means; and/or (ii) acquisition by a purchaser of a material portion of the assets, properties and/or businesses of any member of the Company Group, by way of a purchase, lease, license, exchange, joint venture or other means, and, if requested by the Company, to deliver an opinion as to the fairness, from a financial point of view, of the consideration to be paid in connection with any such potential transaction. The Company has agreed to pay J.P. Morgan a fee of $2 million, payable upon the earlier of public announcement of any such potential transaction or delivery by J.P. Morgan of its fairness opinion, which would be credited against a transaction fee of $37.5 million payable upon consummation of such potential transaction. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services under its engagement letter, including reasonable fees of counsel up to a cap, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan's engagement. Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer and Merger or related matters.

        The information set forth in "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

Capped Call Transactions

        In June 2016, the Company issued $402,500,000 in aggregate principal amount of 2.75% Convertible Senior Notes due 2023 (the "Convertible Notes"). Substantially concurrently with the issuance of the Convertible Notes, the Company entered into capped call transactions with respect to the Convertible Notes ("Capped Call Transactions") with three (3) counterparties (consisting of Goldman Sachs, an affiliate of JPMorgan (Goldman Sachs and such affiliate of JPMorgan, the "GS and JPM Capped Call Counterparties") and another financial institution) (collectively, the "Capped Call Counterparties"), each acting as principal for its own account. The Capped Call Transactions consisted of the purchase by the Company of call options with respect to a total of 8,218,970 shares of common stock of the Company (the aggregate number of shares of common stock of the Company into which the $402,500,000 aggregate principal amount of the Convertible Notes are convertible (at the conversion rate of 20.4198 shares of common stock of the Company per $1,000 in principal amount of Convertible Notes) and with an initial strike price equal to the conversion price of the Convertible Notes of $48.9721 per share, subject to an initial cap price of $64.68 per share. As of December 2, 2019, all of the Capped Call Transactions remain outstanding, with a strike price of $48.9721 and a cap price of $64.68.

        The Capped Call Transactions were intended to offset a portion of the potential dilutive effect on Company stockholders of the conversion of the Convertible Notes and/or any potential cash payment in excess of the principal amount of the Convertible Notes that the Company may make in connection with a cash settlement of the Convertible Notes, up to the cap price. The Capped Call Transactions generally require the Capped Call Counterparties to deliver to the Company in respect of each Convertible Note that is surrendered for conversion, a number of shares of common stock of the Company (and/or in certain circumstances at the Company's election, cash) determined based on the excess, if any, of the lower of the cap price and the price of the shares of the common stock of the Company at that time (determined over a period specified in the Capped Call Transactions) over the strike price of $48.9721 per share.

        As a result of the Capped Call Transactions, the Capped Call Counterparties are expected to have market exposure to the price of the shares of the Company's common stock. We understand that it is the ordinary practice of the GS and JPM Capped Call Counterparties to engage in hedging activities to limit their respective market exposure to the price of the stock underlying privately negotiated equity derivative transactions with issuers of such stock, such as the Capped Call Transactions. We understand that in connection with the Capped Call Transactions, the GS and JPM Capped Call Counterparties (and their respective affiliates) have engaged, and will continue to engage, in accordance with applicable law in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to Company common stock) that are generally intended to substantially neutralize the Capped Call Counterparties' exposure as a result of the Capped Call Transactions to changes in the price of Company common stock. Such hedging activity is at each Capped Call Counterparty's own risk and may result in a gain or loss to such Capped Call Counterparty that may be greater than or less than the initial expected contractual benefit to such Capped Call Counterparty under the Capped Call Transactions. The amount of any such gain or loss will not be known until the Capped Call Transactions have been exercised, expired or terminated in accordance with their terms and such Capped Call Counterparty shall have completed all of its hedge unwind activities.

        Under the terms of the Capped Call Transactions, following the announcement of a proposed merger, tender offer or certain other events involving the Company (including the Offer and the Merger), the Capped Call Counterparties may adjust the terms of the Capped Call Transactions. Each Capped Call Counterparty may determine, in good faith and in a commercially reasonable manner as calculation agent with respect to its Capped Call Transactions, the economic effect of such an announcement on the value of the embedded call options with an exercise price equal to the cap price sold by the Company to such counterparty, and if such economic effect is material, such Capped Call Counterparty may adjust the cap price of $64.68 per share solely to account for changes in expected volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or such embedded call options. A Capped Call Counterparty may adjust the cap price of its Capped Call Transactions regardless of whether the announced event (including the Offer and the Merger) is consummated, may make adjustments to the cap price on one or more occasions on or after the date of such announcement up to the date on which the Capped Call Transactions to which it is a party are exercised or terminated, and may make additional adjustments to the cap price following the announcement of any modification, cancellation or withdrawal of an announced event.

        Under the terms of the Convertible Notes, upon the consummation of a merger, tender offer or certain other events involving the Company (including the Offer and the Merger), holders of the Convertible Notes may elect to convert their notes or put their notes to the Company for par. If holders of the Convertible Notes elect to convert or put their notes in these circumstances, a portion of the Capped Call Transactions corresponding to the portion of the Convertible Notes that are converted or put will terminate. Each Capped Call Counterparty will determine the amount of any termination payment owed to the Company under its Capped Call Transactions in accordance with the termination provisions of its Capped Call Transactions, unless otherwise agreed by the parties. If any Convertible Notes are not converted or put in connection with a merger, tender offer or other event involving the Company (including the Offer and the Merger) and remain outstanding following the consummation of such an event, a corresponding portion of the Capped Call Transactions will remain outstanding, subject to any adjustments made to the terms of the Capped Call Transactions as a result of the announcement and the consummation of a merger, tender offer or other event involving the Company (including the Offer and the Merger), as described above.

        On November 15, 2019, Goldman Sachs provided the Chairman of the Company's Board of Directors acting on behalf of the Company's Board of Directors with materials that summarized, based on theoretical models, the potential effects of the announcement and of the consummation of an acquisition of the Company on the Capped Call Transactions to which Goldman Sachs is a counterparty. The materials included preliminary illustrative analyses by Goldman Sachs' Investment Banking Division for a range of stated assumptions regarding takeout prices for shares of Company common stock and volatilities, as well as based on other reasonable assumptions, in the event of an acquisition of the Company for greater than 10% cash consideration. The materials calculated over a range of potential takeout prices for the shares of Company common stock ($80 per share, $85 per share, $90 per share and $95 per share) and volatilities (50%, 60% and 70%) and for an announcement date of November 18, 2019 and other stated assumptions that upon the full unwind of Goldman Sachs' Capped Call Transactions, Goldman Sachs might owe the Company a termination payment ranging from approximately $15.9 million to approximately $20 million and might realize a net gain (after taking into account any estimated hedging gains or losses) ranging from a net gain of approximately $12.9 million to a net gain of approximately $22.9 million. The materials also calculated under the stated assumptions that as the takeout price for shares of Company common stock increased from $80 per share to $95 per share, Goldman Sachs' net gain under the Capped Call Transactions (after taking into account any estimated hedging gains or losses) would increase under each assumed volatility scenario. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking hedging and other market transactions with respect to Goldman Sachs' Capped Call Transactions. In connection with the preparation of presentations to Company senior management and the Company board of directors, personnel in Goldman Sachs' Investment Banking Division, including the representatives of Goldman Sachs who have advised the Company in connection with the Offer and the Merger, from time to time, have received or may receive input from personnel in Goldman Sachs' Securities Division into how to model, or reports of historical measures or estimates of, Goldman Sachs' and/or Goldman Sachs' Investment Banking Division's profit and/or loss over certain measurement periods related to the Capped Call Transactions.

        On November 20, 2019, JPMorgan provided the Company's senior management with materials that summarized, based on theoretical models, the potential effects of the announcement and of the consummation of an acquisition of the Company on the Capped Call Transactions to which an affiliate of JPMorgan is a counterparty. The materials included preliminary illustrative analyses by JPMorgan in its capacity as a financial advisor for a range of stated assumptions regarding volatilities and other inputs in the event of an all cash acquisition of the Company. The materials assumed a takeout price for the shares of the Company common stock of $85 per share and were calculated over a range of potential volatilities (60%, 65% and 70%) and for an announcement date of November 25, 2019 and other stated assumptions that upon the full unwind of the Capped Call Transactions to which an affiliate of JPMorgan is a party, such affiliate might owe the Company a termination payment ranging from approximately $12.9 million to approximately $15.2 million and might realize a net gain (after taking into account any estimated hedging gains or losses) ranging from a net gain of approximately $5.4 million to a net gain of approximately $7.6 million.

        If the Offer and the Merger are consummated, the holders of the Convertible Notes are expected to convert their Convertible Notes early in accordance with the terms of the Convertible Notes, leading to an early termination of the Capped Call Transactions. The amount of any termination payment owed by a Capped Call Counterparty to the Company as a result of the termination of its Capped Call Transactions will vary depending on the number of Convertible Notes converted by noteholders, the actual conversion date(s) of the Convertible Notes, and market conditions (including, for example, interest rates and volatility and price of the Company common stock) and the valuation model used to determine such amount and, accordingly, the amount of any termination payment owed by a Capped Call Counterparty to the Company may be significantly different from the illustrative amounts described above. The consummation of the Offer could result in a Capped Call Counterparty paying the Company an amount that is greater than, equal to, or less than the amount such Capped Call Counterparty would have paid or delivered to the Company upon exercise, expiration or termination of its Capped Call Transactions in the absence of the Offer. Upon termination, each Capped Call Counterparty, acting as calculation agent under the Capped Call Transactions to which it is a party, will calculate in good faith and a commercially reasonable manner an early termination amount in accordance with the terms of the Capped Call Transactions and pay such amount to the Company.

        The indenture governing the Convertible Notes and the confirmations containing the terms of the Capped Call Transactions were included as exhibits to the Company' current report on Form 8-K filed by the Company with the SEC on June 10, 2016, which contains additional disclosure regarding the Convertible Notes and a description of the Capped Call Transactions. All references in this section entitled "—Capped Call Transactions" to share counts, conversion prices, cap prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations.

Item 6.    Interest in Securities of the Subject Company.

        Other than in the ordinary course of business in connection with the Company's employee benefit plans or as otherwise described in this Item 6, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best knowledge of the Company, by any of the Company's directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.    Purposes of the Transactions, Plans or Proposals.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated by reference in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of our securities by the Company, any subsidiary of the Company or any other person; or

  •
  would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit or engage in discussions with respect to alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event we receive an unsolicited acquisition proposal. The information set forth in Section 13—"The Merger Agreement; Other Agreements" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

        Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation," which is incorporated by reference herein.

  Conditions of the Offer

        The information set forth in Section 15—"Conditions of the Offer" of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of Schedule TO, is incorporated herein by reference.

  Stockholder Approval Not Required

        On November 22, 2019, our Board of Directors unanimously (i) declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company and the Company's stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (iii) determined to recommend that the stockholders of the Company (other than Parent and its subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 5.10 of the Merger Agreement, resolved to take all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations that may purport to be applicable, will not apply to the Company with respect to or as a result of the Merger Agreement or the Transactions and (v) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the consummation of the Offer.

        If the Minimum Tender Condition is satisfied, subject to the satisfaction or waiver of the other conditions to the Offer, which are described in Section 15—"Conditions of the Offer" of the Offer to Purchase, and the Merger, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

  State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a "business combination" (defined to include mergers, among other things) with an "interested stockholder" (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation and (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an "interested stockholder" unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

  Notice of Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, who have validly and subsequently withdrawn such Shares prior to the Offer Acceptance Time) and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

        The following is a summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a "stockholder" or a "holder of Shares" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps set forth in Section 262 of the DGCL and summarized below properly and in a timely manner to perfect appraisal rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is December 5, 2019), demand in writing, sent to the Company at the address indicated below, the appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Shares in the Offer or otherwise vote in favor of or consent to the Merger; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger within 10 days after the closing of the Merger to all the Company's stockholders who demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of your appraisal rights.

        The Company's stockholders who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to The Medicines Company, Attention: Corporate Secretary, 8 Sylvan Way, Parsippany, New Jersey 07054. The written demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

  Filing a Petition for Appraisal

        Within 120 days after the effective date of the Merger, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the "Delaware Court") demanding a determination of the value of the Shares held by all stockholders who did not tender in the Offer (or, if tendered, who subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who otherwise timely and properly demanded appraisal in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their Shares. The Company (as the Surviving Corporation) is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares that were the subject of, and not tendered into and accepted for purchase, in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of a petition commencing an appraisal proceeding by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Where, as in the case of the Merger and the Shares, immediately before the merger the shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million, or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

  Determination of Fair Value

        After the Delaware Court determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time.

        In determining the fair value of the Shares, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates or, with respect to holders of uncertificated Shares, forthwith. The Delaware Court's decree may be enforced as other decrees in such court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys' fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

        From and after the effective date of the Merger, any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the effective date of the Merger).

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price, in cash, net of applicable withholding taxes and without interest. A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. In addition, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the loss or waiver of your appraisal rights. Stockholders wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

        This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex III to this Schedule 14D-9.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

  Legal Proceedings

        As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

  Antitrust Compliance

  U.S. Antitrust Laws

        Under the HSR Act, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Shares in the Offer.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Notification and Report Form (an "HSR Filing") under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the tenth calendar day following the date of Parent's substantial compliance with that request. If the tenth calendar day waiting period expires on a federal holiday (as defined in 5 U.S.C. 6103(a)), a Saturday, or Sunday, the waiting period is automatically extended until 11:59 P.M., Eastern Time, the next business day. After that time, absent Parent's and the Company's agreement, the FTC and the Antitrust Division can only block the purchase of Shares in the Offer by initiating legal proceedings and obtaining a court order. The FTC and the Antitrust Division may terminate the applicable waiting period at any time before its expiration. Private parties (as well as individual states of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

        Under the HSR Act, each of Parent and the Company is required to file an HSR Filing with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable (but in no event later than 10 business days from the date of the Merger Agreement). Parent and the Company intend to make such filings no later than December 9, 2019 in accordance with the terms of the Merger Agreement.

  Cautionary Statement Regarding Forward-Looking Statements

        This Schedule 14D-9 and documents attached hereto contain forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as "believes," "plans," "anticipates," "projects," "estimates," "expects," "intends," "strategy," "future," "opportunity," "may," "will," "should," "could," "potential," or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the Transactions and similar transactions; the prospective performance and outlook of the Company's business, performance and opportunities; the ability of the parties to complete the Transactions and the expected timing of completion of the Transactions; as well as any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the Transactions may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company's stockholders tendering their Shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or pendency of the Transactions on the Company's ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management's attention from the Company's ongoing business operations; (ix) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company's filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2018 and any subsequent quarterly reports on Form 10-Q, current reports on Form 8-K, in particular (a) the ability of the Company to effectively develop inclisiran; (b) whether inclisiran will advance in the clinical trials process on a timely basis or at all, or succeed in achieving its specified endpoints; (c) whether the Company will make regulatory submissions for inclisiran on a timely basis; (d) whether its regulatory submissions will receive approvals from regulatory agencies on a timely basis or at all; (e) the extent of the commercial success of inclisiran, if approved; (f) the strength, durability and life of the Company's patent protection for inclisiran and whether the Company will be successful in extending exclusivity. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

(a)(1)	Offer to Purchase, dated December 5, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent, filed with the SEC on December 5, 2019)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(4)	Form of Letter to Brokers and Dealers (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(5)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)
(a)(6)	Form of Summary Advertisement as published in The New York Times, dated December 5, 2019 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)
(a)(7)
Press release, dated November 24, 2019, issued by The Medicines Company related to the proposed acquisition of The Medicines Company (incorporated by reference to Exhibit 99.1 to The Medicines Company's Schedule 14D-9C filed with the SEC on November 25, 2019)
(a)(8)
Press release, dated November 24, 2019, issued by Novartis AG related to the proposed acquisition of The Medicines Company (incorporated by reference to (a)(5)(A) to Novartis AG's Schedule TO-C filed with the SEC on November 25, 2019)
(a)(9)	Opinion dated November 23, 2019 of Goldman Sachs & Co. LLC to the Board of Directors of The Medicines Company (included as Annex I to this Schedule 14D-9)
(a)(10)	Opinion dated November 22, 2019 of J.P. Morgan Securities LLC to the Board of Directors of The Medicines Company (included as Annex II to this Schedule 14D-9)
(e)(1)
Agreement and Plan of Merger, dated November 23, 2019 by and among Novartis AG, Medusa Merger Corporation and The Medicines Company (incorporated by reference to Exhibit 2.1 to The Medicines Company's Current Report on Form 8-K filed with the SEC on November 25, 2019)
(e)(2)
Confidentiality Agreement, dated as of August 21, 2019, as amended on October 10, 2019, between The Medicines Company and Novartis Pharmaceuticals Corporation (incorporated by reference to Novartis AG's Exhibit (d)(2) to the Schedule TO filed with the SEC on December 5, 2019)
(e)(3)
Amended and Restated Employment Agreement between The Medicines Company and Clive Meanwell, dated May 26, 2016 (incorporated by reference to Exhibit 10.3 to The Medicines Company's Current Report on Form 8-K filed with the SEC on June 1, 2016)
(e)(4)
Amendment, dated November 14, 2017, of the Amended and Restated Employment Agreement between Clive Meanwell and the registrant (incorporated by reference to Exhibit 10.29 to The Medicines Company's Annual Report on Form 10-K for the year ended December 31, 2017)
(e)(5)
Form of Amended and Restated Management Severance Agreement (Meanwell) (incorporated by reference to Exhibit 10.2 to The Medicines Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015)

(e)(6)	Form of Amended and Restated Management Severance Agreement (Non-CEO/CIO executive officers) (incorporated by reference to Exhibit 10.3 to The Medicines Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015)
(e)(7)
Form of Amendment to Amended and Restated Management Severance Agreement (incorporated by reference to Exhibit 10.46 to The Medicines Company's Annual Report on Form 10-K for the year ended December 31, 2015)
(e)(8)
Employment Agreement, dated December 10, 2018, by and between Mark Timney and The Medicines Company (incorporated by reference to Exhibit 10.1 to The Medicines Company's Current Report on Form 8-K, filed on December 11, 2018)
(e)(9)
Severance Agreement, dated December 10, 2018, by and between Mark Timney and The Medicines Company (incorporated by reference to Exhibit 10.2 to The Medicines Company's Current Report on Form 8-K, filed on December 11, 2018)
(e)(10)
Excerpts from The Medicines Company's Definitive Proxy Statement on Schedule 14A, filed by The Medicines Company with the SEC on April 29, 2019 (incorporated by reference to The Medicines Company's Definitive Proxy Statement on Schedule 14A, filed on April 29, 2019)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

THE MEDICINES COMPANY
By:	/s/ STEPHEN M. RODIN
	Name:	Stephen M. Rodin
	Title:	Executive Vice President and General Counsel

Date: December 5, 2019

 Annex I

PERSONAL AND CONFIDENTIAL

November 23, 2019

Board of Directors
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054

Lady and Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than Novartis AG ("Novartis") and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of The Medicines Company (the "Company") of the $85.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 23, 2019 (the "Agreement"), by and among Novartis, Medusa Merger Corporation, an indirect wholly owned subsidiary of Novartis ("Acquisition Sub"), and the Company. The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Acquisition Sub will pay $85.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Novartis or any subsidiary of Novartis, Shares owned by the Company, or held in the Company's treasury or owned by any subsidiary of the Company, and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $85.00 in cash.

        Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Novartis, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the "Transaction"). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint-book running manager in connection with a public offering of 4,545,455 Shares in June 2019. We also have provided certain financial advisory and/or underwriting services to Novartis and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in Novartis' commercial paper program since December 2010; and as financial advisor to Novartis in connection with Novartis' sale of its 36.5 percent stake in a consumer healthcare joint venture in June 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Novartis and their respective affiliates for which our Investment Banking Division may receive compensation.

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

        We further note that concurrent with the issuance of the Company's 2.75% Convertible Senior Notes due 2023 (aggregate principal amount of $402,500,000) (the "Convertible Notes") in June 2016, the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the "Capped Call Transactions") with Goldman Sachs & Co. LLC (with respect to 50%) and other counterparties each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 8,218,969 Shares, the aggregate number of Shares underlying the Convertible Notes. The Capped Call Transactions may be adjusted, exercised, cancelled and/or terminated in accordance with their terms in connection with certain events, including the announcement or consummation of the Transaction. In particular, under the terms of the Capped Call Transactions, Goldman Sachs & Co. LLC and the other counterparties, each acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions to reflect the economic effect of the announcement of the Transaction on the embedded call options with an exercise price equal to the cap price sold by the Company to Goldman Sachs & Co. LLC. In addition, each of Goldman Sachs & Co. LLC and the other counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the Capped Call Transactions to which it is a party, determine such adjustments and/or value owed upon termination or cancellation in respect of such Capped Call Transactions in accordance with their terms and pay any amounts due to the Company under various circumstances, including on or following consummation or abandonment of the Transaction. All actions or exercises of judgment by Goldman Sachs & Co. LLC, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

        In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 2018; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management as approved for our use by the Company (the "Forecasts") and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for our use by the Company (the "NOL Forecasts"). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the

Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Novartis and its affiliates) of Shares, as of the date hereof, of the $85.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $85.00 in cash per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Novartis or the ability of the Company or Novartis to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $85.00 in cash per Share to be paid to the holders (other than Novartis and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,
/s/ Goldman Sachs & Co. LLC (GOLDMAN SACHS & CO. LLC)

 Annex II

November 22, 2019

The Board of Directors
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the "Company Common Stock"), of The Medicines Company (the "Company") of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, Novartis AG (the "Acquiror") and an indirect, wholly-owned subsidiary of the Acquiror ("Acquisition Sub"). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the "Tender Offer") at a price for each share equal to $85.00 (the "Consideration") payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the "Merger") and each outstanding share of Company Common Stock, other than shares of Company Common Stock (a) validly tendered and irrevocably accepted for purchase pursuant to the Tender Offer or (b) held in treasury or owned by the Company, the Acquiror or any of their respective subsidiaries and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the "Transaction".

        In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (iv) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror and Acquisition Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had, and continue to have, commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company's offering of equity securities which closed in June 2019, sole bookrunner on the Company's offering of debt securities which closed in December 2018, financial advisor to the Company on the sale of its Infectious Disease portfolio which closed in January 2018, and joint lead arranger and bookrunner on the Acquiror's revolving credit facilities which closed in September 2019. In addition, an affiliate of ours is a party, in a principal capacity, to the Company's capped call transaction, in respect of which such affiliate may make a cash payment to the Company and which is expected to result in an economic gain to such affiliate. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

This opinion may be reproduced in full in any information statement or Schedule 14D-9 mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,
/s/ J.P. Morgan Securities LLC J.P. MORGAN SECURITIES LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

          (1)   Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing

III-2

  system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to §251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in §251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom

III-3

agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

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Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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